UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
October 14, 2005
OFFSHORE SYSTEMS INTERNATIONAL LTD.
(Translation of registrant’s name into English)
107-930 West 1st Street.
North Vancouver, BC V7P 3N4, Canada
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Offshore Systems International announces Q3 2005 financial results
Vancouver, Canada, October 14, 2005 — Offshore Systems International Ltd. (TSX: OSI/ OTCBB: OFSYF) today announced third quarter financial results for the three months ended August 31, 2005. Revenues were $3.2 million, compared to $3.0 million for the same quarter last year. Consolidated revenues for the first nine months were $7.3 million, compared with $9.8 million for the same period ended August 31, 2004. Revenues are typically affected by the timing of contract awards and existing contract delivery schedules.
The company reported a loss of $438,996 for Q3 2005, compared to a loss of $455,922 for the same period last year. For the three months ended August 31, 2005, the loss per share was $0.05 cents on a basic basis and a loss of $0.10 cents on a fully diluted basis. This compares to a loss of $0.02 cents per share on a basic basis and $0.03 cents per share on a fully diluted basis for the third quarter in 2004. Loss available to common shareholders for the quarter reflect accrued dividends to Class B Preference Shares Series 2 holders.
For the nine months ended August 31, 2005, the company reported a loss of $2.4 million, compared to earnings of $475,957 for the first nine months of 2004. The loss per share for the first nine months of 2005 was $0.31 cents on a basic and diluted basis. This reflects a $4.7 million one-time accretion of a beneficial conversion feature on the Class B Preference Shares Series 2, reported in Q2. For the first nine months of 2004 earnings were $0.01 cent per share on a basic basis and $0.00 cents per share on a diluted basis.
Total backlog* was $20.4 million at the end of the third quarter ($11.7 million in firm; $8.7 million in option backlog*) for fiscal 2005, compared to $22.6 million ($9.0 million in firm; $12.8 million in option backlog*) for Q3 last year.
Conference Call:
A conference call to review Q3 results will occur on Friday October 14, 2005 at 8:30 a.m. (EST). To participate, please call 416-640-4127 or 800-814-3911. A taped replay of the call will be available until October 21, 2005 by calling 416-640-1917 or 877-289-8525, passcode 21156653#. The webcast will be archived at www.osil.com for approximately 90 days.

About Offshore Systems International Ltd.:
Offshore Systems International Ltd. (OSI) makes computer-based geospatial intelligence software, systems and data products mainly for large government and civilian customers. The company has three business units: OSI Navigation Systems (moving map display systems and software for naval surface ships and submarines); OSI Applications (network-based map and target display software and services for national defence) and Mapcon Mapping (digital map data production services for civilian customers).
*Non-GAAP Definitions:
The company reports in accordance with U.S. GAAP. Total backlog, firm backlog, option backlog and working capital are non-GAAP measures that do not have a standardized meaning and are likely not comparable to similar measures presented by other issuers. These measures also do not have a comparable GAAP measure. Total backlog is the total of the firm and option backlogs. Firm backlog consists of firm, fixed, signed orders issued to the company and executable by the company subsequent to the balance sheet date. Option backlog consists of unexercised contract options at the balance sheet date and indefinite-quantity contracts executable by the company subsequent to the balance sheet date. Should our customers elect to exercise contract options or place orders against indefinite-quantity contracts, the option backlog converts to firm backlog.
Forward-Looking Statements:
This news release contains items that constitute forward-looking statements within the meaning of securities laws including Section 27a of the Securities Act of 1933, as amended, and Section 21e of the Securities Exchange Act of 1934, as amended. These statements are made under the ‘safe harbour’ provisions of the Private Securities Litigation Reform Act of 1995 and, as such, involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein. Offshore Systems International can give no assurances that its representations will be achieved or that it will update them at any time in the future.
For more information:
Deborah Somerville
Director, Corporate Communications
1-888-880-9797 or 604-904-4627

Offshore Systems International Ltd.	U.S. GAAP
Condensed Balance Sheets (unaudited)
(Incorporated under the laws of the Province of British Columbia, Canada)
(expressed in Canadian dollars)

	As at
	August 31,	November 30,
	2005	2004
	$	$
Assets

Current assets
Cash	11,504,630	251,037
Restricted cash	220,000	—
Accounts receivable	7,490,486	9,140,478
Inventory	979,295	649,427
Prepaid expenses and deposits	641,006	142,752
Deferred income taxes	868,132	780,331

	21,703,549	10,964,025

Plant and equipment	1,036,614	938,102
Intangible and other assets	809,468	408,611
Goodwill	531,976	—

	24,081,607	12,310,738

Liabilities

Current liabilities
Accounts payable and accrued liabilities	1,974,111	2,596,362
Income taxes payable	186,440	—
Unearned revenue	396,185	79,865

	2,556,736	2,676,227
Deferred income taxes	312,766	—

	2,869,502	2,676,227

Stockholders’ Equity

Capital stock

Issued and outstanding
30,262 Class A preference shares — Series A (2004 — 30,262)	30,262	30,262
368,640 Class B preference shares — Series 2 (2004 — nil)	12,118,306	—
nil Class B preference shares — Series 1 (2004 — 57,711)	—	2,163,621
28,745,536 common shares (2004 — 27,488,074)	21,330,449	20,047,731

	33,479,017	22,241,614

Warrants	5,206,844	661,575

Additional paid in capital	4,838,380	928,169

Accumulated deficit	(22,326,083)	(14,196,847)

Accumulated other comprehensive income	13,947	—

	21,212,105	9,634,511

	24,081,607	12,310,738

Offshore Systems International Ltd.	U.S. GAAP
Condensed Statement of Earnings (unaudited)
(expressed in Canadian dollars)

	Three Months Ended August 31,		Nine Months Ended August 31,
	2005	2004	2005	2004
	$	$	$	$
Revenue
Software	919,594	279,060	2,692,283	4,669,839
Geomatics	1,029,606	507,196	2,243,196	2,224,899
Systems and system components	1,192,482	1,987,301	2,153,296	2,401,539
Other	53,354	178,014	247,803	458,889

	3,195,036	2,951,571	7,336,578	9,755,166
Cost of sales	1,431,770	1,482,017	3,970,852	3,941,836

Gross profit	1,763,266	1,469,554	3,365,726	5,813,330

Expenses
General and administrative	982,226	814,202	3,018,187	2,469,319
Research and development	501,560	562,024	1,282,718	1,608,599
Sales and marketing	696,371	761,311	1,923,189	2,290,129
Depreciation and amortization	96,950	58,613	229,667	166,657
Interest	3,950	862	25,353	1,233
Foreign exchange loss	144,609	48,331	122,377	31,691
Technology Partnerships Canada royalty	68,886	25,126	161,444	81,760
Technology Partnerships Canada contribution	(363,420)	(373,997)	(1,099,565)	(1,225,539)

	2,131,132	1,896,472	5,663,370	5,423,849

Net earnings (loss) before income taxes	(367,866)	(426,918)	(2,297,644)	389,481

Income tax expense (recovery)
Deferred income tax expense (recovery)	87,639	115,160	(7,537)	(381,106)
Current income tax expense (recovery)	(16,509)	(86,156)	66,247	294,630

	71,130	29,004	58,710	(86,476)

Net earnings (loss)	(438,996)	(455,922)	(2,356,354)	475,957

Other comprehensive income (loss)
Foreign currency translation adjustment	13,103	—	(13,947)	—

Comprehensive income (loss)	(425,893)	—	(2,370,301)	—

Net earnings (loss) available to common shareholders	(1,316,207)	(532,644)	(8,449,372)	245,790

Earnings (loss) per share
Basic earnings (loss) per share	(0.05)	(0.02)	(0.31)	0.01
Diluted earnings (loss) per share	(0.10)	(0.03)	(0.31)	0.00

Weighted average number of common shares outstanding
Basic	27,556,109	27,394,151	27,510,254	27,147,246
Diluted	49,240,815	30,020,002	27,510,254	29,773,097

Offshore Systems International Ltd.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the nine months ended August 31, 2005

Forward-Looking Statements
Statements in this Management’s Discussion and Analysis, or any document filed by Offshore Systems International Ltd. (the “Company”) with the different governing authorities, or in any other written or oral communication by or on behalf of the Company, to the extent not directly and exclusively based on historical events, constitute forward-looking statements within the meaning of securities laws including Section 27a of the Securities Act of 1933, as amended, and Section 21e of the Securities Exchange Act of 1934, as amended, with respect to achieving corporate objectives, developing additional project interests, the Company’s analysis of opportunities in the acquisition and development of various project interests and other matters. These statements are made under the ‘safe harbour’ provisions of the Private Securities Litigation Reform Act of 1995 and, as such, involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein. Although the Company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurances that its expectations will be achieved. Factors that could cause actual results to differ from expectations include the effects of general economic conditions, changing foreign exchange rates, actions by government authorities, uncertainties associated with contract negotiations, and industry supply.
The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Overview
Effective December 1, 2004, the Company elected to report its consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) as permitted by Canadian regulators. The Company’s functional currency is Canadian dollars and therefore the Company’s financial statements are presented in Canadian dollars unless otherwise noted. All references in this report to financial information concerning the Company refer to such information in accordance with U.S. GAAP and all dollar amounts in this Management’s Discussion and Analysis are in Canadian dollars unless otherwise indicated.
The following discussion and analysis provides a review of activities, results of operations and financial condition of the Company for the nine months ended August 31, 2005 in comparison with those for the nine months ended August 31, 2004 and for the three months ended August 31, 2005 in comparison with those for the three months ended August 31, 2004. This discussion should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the three and nine months ending August 31, 2005 and its 2004 Audited Consolidated Financial Statements, both prepared in accordance with U.S. GAAP, and the Company’s Management Discussion and Analysis for the year ended November 30, 2004.
Founded in 1977, the Company designs, develops and markets the proprietary ECPINS® line of electronic chart navigation systems for commercial and military customers. ECPINS® helps to reduce the risk of navigation-related incidents by giving bridge crews a precise, real-time display of their position, course and speed, against a background of fixed obstacles and other navigational hazards. The Company has developed a strong market position in military navigation, and has ECPINS® systems deployed with the Canadian and United States Coast Guards, the Canadian Navy, the Royal New Zealand Navy, the Royal Danish Navy, the Royal Australian Navy, the Royal Navy of the United Kingdom and the United States Navy. For the nine months ended August 31, 2005, the Company has also delivered software and system products to the Portuguese Navy, the Royal New Zealand Navy, commercial shipping fleets serving the Great Lakes region of North America, and Teekay Shipping Corporation, the leading provider of international commercial tanker transportation services.

In 2002, the Company expanded the business scope of its wholly-owned subsidiary Offshore Charts Ltd. beyond production of electronic navigation charts to include production of land-based mapping products and also renamed the subsidiary to OSI Geomatics Ltd. to reflect its expanded capabilities. The OSI Geomatics Ltd. subsidiary has now been renamed Mapcon Mapping Ltd. to better reflect its business relocation into the United States and a common Mapcon Mapping brand name shared with the Company’s U.S. subsidiary Mapcon Mapping Inc. The Company’s U.S. subsidiary, Mapcon Mapping Inc. came into existence as a result of the amalgamation of former OSI Geomatics Inc. and Mapcon Mapping Consultants Inc. which was acquired in the second quarter of fiscal 2005. Collectively, the two subsidiaries form one of the Company’s business unit — Mapcon.
The Company’s current corporate structure is presented in the chart below.
In February 2003, the Company announced the launch of a new product, Common Operational Picture - Image Display Server (“COP-IDS®”), a client server application that allows customers to integrate the Company’s mapping and imagery display technology into existing Command and Control (“C2”) systems rapidly and cost effectively. COP-IDS® facilitates the integration of information from multiple geospatial sources — such as land maps, nautical charts, aerial and space photo imagery and special military information — into a single fused display. COP-IDS® is designed to meet the emerging requirements of international fleets to be able to operate from and share common tactical data in the field. COP-IDS® allows the Company’s customers to share data across C2 systems, regardless of which C2 applications systems are in use. COP-IDS® is a C2 product that addresses the needs of not only Navy applications but also Army, Air Force, Special Forces and joint forces operations.
To capitalize on the potential of the new COP-IDS® product, the Company added a new line of business — OSI Applications starting in fiscal 2004. OSI Applications develops software applications and tools for situational awareness. OSI Applications is a division of the Company’s subsidiary Offshore Systems Ltd. and provides products and services to military forces, government agencies and systems integrators to enable improved situational awareness. In fiscal 2005 OSI Applications added COP-TDS™, COP-WDS™ and COP-RDS™ to the Common Operation Picture product line (COP PL). COP-TDS™ (Common Operational Picture — Tactical Display Server), COP-WDS™ (Common Operational Picture — Web Display Server) and COP-RDS™ (Common Operational Picture — Radar Display Server) are new servers for the display of mission and operational information to command and control systems.

The Company plans to grow through internal growth, focused on new and existing customers in the military agencies of Canada, U.S., European NATO and other allies of Canada, and national and international commercial marine transportation companies. In addition, the Company may pursue strategic alliances, investments and acquisitions that are complimentary to its existing lines of business.
In April 2005, the Company completed a private placement in the aggregate amount of $19,500,195 through the sale of 19,500 units, with each unit comprised of 20 voting Class B Preference Shares Series 2 (Preference Shares) and 588 share purchase warrants. The issue price was $1,000.01 per unit. Compensation in consideration of the provision of advisory services totalling $815,908 and an additional 350,000 warrants was paid in connection with this private placement to E. Brinton Coxe, a director of the Company. The cash compensation of $815,908 paid to Mr. Coxe includes an adjustment in the amount of $15,908 to reflect exchange rate changes between the U.S. dollar and Canadian Dollar. Finder’s fees of $1,001,362 and an additional 579,064 warrants were paid to the investment bankers, C.E. Unterberg, Towbin. The Preference Shares entitle the holders to receive a fixed preferential cumulative 7% dividend payable semi-annually. Each Preference share is convertible at the option of the holder at any time into 58.82 of the Company’s common shares, calculated by dividing the issue price of $50.00 for each Preference share by the conversion price of $0.85. Each warrant entitles the holder to purchase one of the Company’s common shares at the exercise price of $0.85 for a period of five years.
The proceeds of the private placement financing will be used to pursue acquisitions, to increase available cash for operations, and were used to repurchase 57,711 issued and outstanding Class B Preference Shares Series 1 held by two institutional investors at a cost of approximately $2,900,000. During the three months ended August 31, 2005, three of the holders of Class B Preference Shares Series 2 converted their holdings into 1,256,462 common shares which is equivalent to 4.4 % of the Company’s outstanding common shares as at August 31, 2005.
In April 2005, the Company completed the acquisition of all the outstanding shares of Mapcon Mapping Consultants Inc. (Mapcon) of Salt Lake City, Utah for U.S.$1,113,907. Mapcon is a land mapping company in the U.S. geomatics (digital map and electronic chart data production) market. Subsequent to the acquisition, Mapcon Mapping Consultants Inc. and OSI Geomatics, Inc. were amalgamated to form Mapcon Mapping Inc.
On July 11, 2005, the Company announced that it has signed a non-binding letter of intent to acquire a United States defence contracting company. The acquisition is expected to approximately double the Company’s revenue and employee base. The target company, with multiple offices in the United States, is a supplier of technology and services to the U.S. Department of Defence and key defence prime contractors. The Company is currently engaged in due diligence work in connection with the proposed acquisition.
Overall Performance
Earnings/Loss
For the nine months ended August 31, 2005, the Company had a loss of $2,356,354. Loss attributable to common shareholders for the nine months ended August 31, 2005 was $8,449,372 or $0.31 per share on a basic and $0.31 per share on a diluted basis. For the three months ended August 31, 2005, the Company had loss of $438,996. Loss attributable to common shareholders for the three months ended August 31, 2005 was a loss of $1,283,813 or $0.05 per share on a basic and $0.10 on a diluted basis.
The Company’s results for the three months ended August 31, 2005 were largely driven by increased revenues over the three months ended May 31, 2005 that resulted from timing of new contracts awarded to the Company, the delivery schedules of existing contracts, the inclusion of revenue from Mapcon and increased regulatory compliance costs. The Company’s results for the nine months ended August 31, 2005 were largely driven by lower revenues resulting from the timing of new contracts awarded to the Company and the delivery schedules of existing contracts, lower gross profit margins that were driven by the mix of contracts, executed by the Company and increased regulatory compliance costs offset.
Backlog
Total backlog as at August 31, 2005 is $20.4 million compared to $21.1 million at November 30, 2004 and $22.6 million at August 31, 2004. Total backlog is the total of the firm and option backlogs. Firm backlog consists of firm, fixed, signed orders issued to the Company and executable by the Company subsequent to the balance sheet date. Firm backlog as at August 31, 2005 was at $11.7 million compared to $8.4 million at November 30, 2004 and $9.0 million at August 31, 2004. Option backlog consists of unexercised contract options at the balance sheet date and indefinite-quantity contracts executable by the Company subsequent to the balance sheet date. Option backlog as at August 31, 2005 was at $8.7 million compared to $12.7 million at November 30, 2004 and $12.8 million at August 31, 2004. There is no guarantee or certainty that the Company’s customers will elect to exercise their contract option backlog. Should the Company’s customers elect to exercise contract options or place orders against indefinite-quantity contracts, the option backlog converts to firm backlog, which then may convert to revenue as contract execution occurs. Total backlog, firm backlog and option backlog are non-GAAP measures that do not have a standardized meaning and are likely not comparable to similar measures presented by other issuers. These measures also do not have a comparable GAAP measure.
The timing of the awarding of major contracts to the Company can significantly impact the Company’s total backlog position and revenue for the period. Historically, major contracts that have been awarded to the Company have taken up to three years to finalize with the contracting process involving lengthy discussions and negotiations with several groups of people within the prospective customer’s organization. The Company has continually pursued, and will continue to pursue, major contracts with a lengthy sales cycle and, as a result, there could be large variations in its total backlog position and revenue from one fiscal quarter to another.
Because governments approve budget expenditures on an annual basis, multi-year contracts with government agencies have a termination-for-convenience clause that allows contracts to be terminated by the contracting government agency should future budget funding not be approved. Historically, the termination-for-convenience clause has not been exercised by any Company customer. The Company has included the full value of these government contracts in total backlog.
Risks and Uncertainties
Certain statements made in this report by the Company constitute forward-looking statements, and are subject to risks and uncertainties that may cause future results to differ materially from those expected. Factors that may cause such differences include, but are not limited to, the factors discussed below. If any of these events actually occur, they could have a materially adverse effect on the Company, its financial condition or results of operations.
The Company depends heavily on its government contracts, which are only partially funded, subject to termination, heavily regulated and audited. The termination of one or more of these contracts could have a negative impact on the Company’s operations. The contract termination clauses are generally in favour of the government agencies. Typically the termination clause for convenience is 30 days or less with the condition that all costs to that date are paid by the government agencies.

The termination of funding for a government program would result in a loss of anticipated future revenues attributable to that program. That could have a negative impact on the Company’s operations. Also, the Company cannot give assurance that it would be able to procure new government contracts to offset the revenues lost as a result of any termination of its contracts. As the Company’s revenues are dependent on its procurement, performance and payment under its contracts, the loss of one or more critical contracts could have a negative impact on the Company’s financial condition.
In addition, sales to the governments the Company works with may be affected by:
•	changes in procurement policies;
•	changes in the structure and management of government departments;
•	budget considerations;
•	changing concepts of national defence;
•	political developments domestically and abroad; and
•	increased protectionism.
The influence of any of these factors, which are largely beyond the Company’s control, could also negatively impact its financial condition.
The Company derives a significant amount of revenue from only a few customers. The Company depends on national and international governments for a significant portion of its sales, and the loss of any of these relationships or a shift in any of these governments’ funding could have severe consequences on the Company’s financial condition.
Approximately 55% of the Company’s revenue for the nine months ended August 31, 2005 was from the Royal Navy of the United Kingdom, the Royal New Zealand Navy, the Canadian Department of Defence and the Royal Australian Navy. For the nine months ended August 31, 2004 approximately 75% of the Company’s revenue was from the U.S. Coast Guard, the Royal Navy of the United Kingdom and the Royal Australian Navy. Approximately 78% of the Company’s revenue for the three months ended August 31, 2005 was from national and international governments compared to 91% for the three months ended August 31, 2004. Therefore, any significant disruption or deterioration of any of the Company’s relationships with these entities’ governments would significantly reduce its revenues. These governments may choose to use other competing corporations for their navigational equipment. In addition, a shift in government spending to other programs in which the Company is not involved could have severe consequences for its results of operations.
The Company’s product lines are not broadly diversified.
The Company derives and expects to derive a substantial majority of its revenue from navigational software, systems and equipment sales. If customers do not purchase the Company’s products as a result of competition, technological change, budget constraints or other factors, the Company does not have other product categories that it could rely on to make up any shortfall in sales. As a result, the Company’s revenue could decrease and its business and operating results would be adversely affected.
The Company derives a significant portion of its revenues from international sales and is subject to the risks of doing business in foreign countries.
In the nine months ended August 31, 2005, approximately 78% of the Company’s revenues were from international customers, including governmental customers: 24% from the U.S. and 54% from other international countries. The Company has focussed its expansion efforts for the future on the American, European and Australasian markets. As a result, the Company expects that international sales will continue to account for a significant portion of its revenues for the foreseeable future. As a result, the Company is subject to the risks of doing business internationally, including those risks related to:
•	changes in regulatory requirements;
•	domestic and foreign government policies, including requirements to expend a portion of program funds locally and governmental industrial co-operation requirements;
•	fluctuations in foreign currency exchange rates;
•	the complexity and necessity of dealing with foreign representatives and consultants;
•	imposition of tariffs or embargoes, export controls and other trade restrictions; and
•	compliance with a variety of foreign laws.
While the presence of these factors and the impact of these factors are difficult to predict, any one or more of them could adversely affect the Company’s operations in the future.
The Company’s revenues and costs are affected by fluctuations in the rate of exchange between the Canadian dollar, which is its reporting currency, the U.S. dollar, the Australian dollar and the Euro.
Exposure to exchange rate fluctuations exists because a significant portion of the Company’s trade receivable and revenue transactions are in U.S. dollars, Australian dollars and Euros. In addition, certain of the Company’s subcontract payable and direct cost transactions are in U.S. dollars. For the nine months ended August 31, 2005, approximately 25% of the Company’s revenue and 15% of its expenses were transacted in U.S. dollars. During the same period, approximately 1% of the Company’s revenue was transacted in Australian dollars. For the nine months ended August 31, 2004, approximately 28% of the Company’s revenues and 19% of its expenses were transacted in U.S. dollars. During the same period, the Company did not have material transactions in Australian dollars or Euros. The Company expects that U.S. dollar and Australian dollar sales will continue to account for a material portion of its revenues for the foreseeable future. As a result, exchange rate fluctuations may affect the Company’s revenue and earnings growth materially in the future. In order to reduce the impact of U.S. to Canadian dollar and Australian to Canadian dollar, the Company utilizes its foreign exchange forward contract facility. As at August 31, 2005, the Company had entered into foreign exchange forward contracts in the amount of U.S. $0 and Australian $2,200,700.
The Company has established teaming relationships and strategic partnerships with international corporations to pursue major international government procurements, and its reputation and results of operations could be adversely affected by the Company’s inability to control their operations.
The Company relies on agreements with international corporations to assist it in pursuing contracts for major government procurements. These international corporations often assist the Company with systems integration, complimentary products and services, and local domain knowledge necessary to successfully pursue major government procurements. The Company does not have assurance that these third parties will:
•	remain in business;
•	maintain the financial stability required to fulfill the requirements of these international procurements; and
•	continue to consider the Company’s products in their business priorities.
There can be no assurance that the Company would be able to pursue and secure major international government procurements without these third parties.
The Company may lose sales, or sales may be delayed, because of the long sales and implementation cycles for its products and services.

The Company’s customers have typically invested substantial time, money and other resources and have many people involved in the decision to license the Company’s software products and purchase its hardware products and services. As a result, the Company may wait up to two or three years after the first contact with a customer for that customer to enter into a purchase agreement while the customer seeks internal approvals for the purchase of the Company’s products and/or services. During this long sales cycle, events may occur that affect the size or timing of the purchase or even cause the order to be cancelled.
Even if a purchase agreement is signed, the time period required to deploy the Company’s products varies significantly from one customer to the next. Implementing the Company’s products can sometimes take several months or even a few years depending on the customer’s needs. It may be difficult to deploy the Company’s products if the customer has complicated deployment requirements. If a customer utilizes a third party to deploy the Company’s products, we cannot guarantee that the Company’s products will be deployed successfully.
As a result, the Company’s revenue could decrease and its business and operating results would be adversely affected.
Competition within the Company’s markets may reduce its ability to procure future contracts and sales.
The defence industry in which the Company operates is highly competitive. The Company’s competitors range from companies, which are primarily targeting the pleasure boat market, to diversified corporations in the radar/marine equipment segment of the industry. Some of the Company’s competitors may have more extensive or more specialized engineering, manufacturing and marketing capabilities. There can be no assurance that the Company can continue to compete effectively with these companies.
The Company’s ability to procure contracts and gain sales in foreign markets may be negatively impacted by increasing protectionism of foreign governments.
Some foreign governments have come under increased pressure to protect their domestic economy and national security. Economic and security concerns have resulted in increasing protectionism that excludes foreign market participants from successfully procuring contracts and gaining sales in foreign markets. As a result, the Company’s revenue could decrease and its business and operating results would be adversely affected.
The Company’s future success will depend on its ability to develop new technologies that achieve market acceptance.
The defence market is characterized by rapidly changing technologies and evolving industry standards. Accordingly, the Company’s future performance depends on a number of factors, including its ability to:
•	identify emerging technological trends in the Company’s market;
•	develop and maintain competitive products;
•	enhance the Company’s products by adding innovative features that differentiate its products from those of its competitors; and
•	manufacture and bring products to market quickly at cost-effective prices.
The Company believes that, in order to remain competitive in the future, it will need to continue to develop new products, which will require the investment of significant financial resources in new product development. In addition, there can be no assurance that the market for the Company’s products will develop or continue to expand as the Company currently anticipates. The failure of the Company’s technology to gain market acceptance could significantly reduce its revenues and harm its business. Furthermore, the Company cannot be sure that its competitors will not develop competing technology, which gains market acceptance in advance of the Company’s products.

The possibility that the Company’s competitors might develop new technology or products might cause the Company’s existing technology and products to become obsolete. If the Company fails in its new product development efforts or its products fail to achieve market acceptance more rapidly than the Company’s competitors, its revenues will decline and its business, financial condition and results of operations will be negatively affected.
The Company depends on the recruitment and retention of qualified personnel, and its failure to attract and retain such personnel could seriously harm its business.
Due to the specialized nature of the Company’s business, its future performance is highly dependent upon the continued services of its key engineering personnel and executive officers. The Company’s prospects depend upon its ability to attract and retain qualified engineering, manufacturing, marketing, sales and management personnel for its operations. Competition for personnel is intense, and the Company may not be successful in attracting or retaining qualified personnel. The Company’s failure to compete for these personnel could seriously harm its business, results of operations and financial condition.
The Company does not have fixed-term employment agreements with its officers and key employees and the loss of any officer or key employee could seriously harm the Company’s business.
The Company has not entered into fixed-term employment agreements with its officers and key employees. The Company’s success depends upon the abilities and experience of its officers and key employees. Competition for highly skilled management, engineering, technical and other key employees is intense. The loss of officers and key employees could seriously disrupt the Company’s operations and impair its ability to compete.
The Company depends on offshore sub-contract labour in its geomatics operations to maintain a competitive position in the geomatics marketplace.
The Company’s geomatics operations are dependent upon labour resources located outside North America. While the Company enters into sub-contract agreements with these suppliers, it cannot be sure that the labour resources will be available when required and at the levels required. Accordingly, maintaining the Company’s competitiveness will depend upon a number of factors, including:
•	the geopolitical uncertainties specific to the home country of each sub-contractor;
•	the cultural compatibility between Canada and the home country of each sub-contractor;
•	the English language proficiency of the labour resources made available to the Company;
•	labour pool characteristics such as work ethic, education, skill level and attrition; and
•	the infrastructure of both the sub-contractor’s home country and the sub-contractor.
While the presence of these factors and the impact of these factors are difficult to predict, any one or more of them could adversely affect the Company’s geomatics operations in the future.
The Company may be unable to adequately protect its intellectual property rights, which could affect its ability to compete.
Protecting the Company’s intellectual property rights is critical to its ability to compete and succeed as a company. The Company has trademark and copyright registrations, which are necessary and contribute significantly to the preservation of its competitive position in the market. There can be no assurance that any of the trademarks, copyrights and other intellectual property will not be challenged, invalidated or circumvented by third parties. In the future, the Company may not be able to obtain necessary licenses on commercially reasonable terms. The Company enters into confidentiality and invention assignment agreements with its employees, and enters into nondisclosure agreements with its suppliers and customers, as appropriate, so as to limit access to and disclosure of the Company’s proprietary information. These measures may not suffice to deter misappropriation or independent third party development of similar technologies.
The Company’s operations depend on component availability and its key suppliers to manufacture and deliver its products and services.
The Company’s operations are highly dependent on the timely delivery of materials by outside suppliers. While the Company enters into purchase agreements with a few of its suppliers, the Company cannot be sure that materials, components, and subsystems will be available in the quantities required, if at all. If any of the suppliers fail to meet the Company’s needs, it may not have readily available alternatives. The Company’s inability to fill its supply needs would jeopardize its ability to satisfactorily complete the Company’s obligations under its contracts on a timely basis. This might result in reduced sales, contractually imposed penalties for delay in delivery, termination of one or more of these contracts or damage to the Company’s reputation and relationships with its customers. All of these events could have a negative effect on the Company’s financial condition.
The unpredictability of the Company’s results may harm or contribute to the volatility of the trading price of its common stock.
The Company’s operating results may vary significantly over time for a variety of reasons, many of which are outside its control and any of which may harm its business. The value of the Company’s common stock may fluctuate as a result of considerations that are difficult to forecast, such as:
•	the volume and timing of product orders received and delivered;
•	levels of product demand;
•	government and corporate spending patterns;
•	the timing of contract receipt and funding and resulting impact on the Company’s working capital position;
•	the Company’s ability and the ability of its key suppliers to respond to changes in customer orders;
•	the timing of the Company’s new product introductions and its competitors’ new product introductions;
•	the cost and availability of components and subsystems;
•	price erosion;
•	the adoption of new technologies and industry standards;
•	competitive factors, including pricing, availability and demand for competing products;
•	fluctuations in foreign currency exchange rates; and
•	regulatory developments.
The Company may pursue strategic relationships, investments and acquisitions. The Company may not be able to successfully manage its operations if it fails to successfully integrate the acquired technologies and/or businesses.
As part of the Company’s business strategy, it may expand its product offerings to include application software products that are complementary to the Company’s existing products. This strategy may involve technology licensing agreements, joint development agreements, investments or acquisitions of other businesses that offer complementary products. The risks that the Company may encounter in acquiring or licensing technology from third parties include the following:
•	difficulty in integrating the third party product with its products;
•	undiscovered software errors in the third party product;
•	difficulties in selling the third party product;
•	difficulties in providing satisfactory support for the third party product;
•	potential infringement claims from the use of the third party product; and

•	discontinuation of third party product lines.
The risks commonly encountered in the investment in or acquisition of businesses would accompany any future investments or acquisitions by the Company. Such risks may include the following:
•	issues related to product transition (such as development, distribution and customer support);
•	the substantial management time devoted to such activities;
•	the potential disruption of the Company’s ongoing business;
•	undisclosed liabilities;
•	failure to realize anticipated benefits (such as synergies and cost savings);
•	the difficulty of integrating previously distinct businesses into one business unit; and
•	technological uncertainty regarding the current and future functionality of the product.
The Company may require additional capital, in which case it may need to raise additional funds from lenders and equity markets in the future.
If the Company’s expenditures exceed its incoming cash flows, the Company may be required to raise additional capital. In addition, the Company may choose to pursue additional financing in order to capitalize on potential opportunities in the marketplace that may accelerate its growth objectives. The Company’s ability to arrange such financing in the future will depend in part on the prevailing capital market conditions as well as on its business performance. There can be no assurance that the Company will be successful in its efforts to raise additional funds, if needed, on terms satisfactory to it. If additional capital is raised by the issuance of shares, shareholders may experience dilution to their equity interest in the Company.
The Company’s business could be adversely affected if it fails to manage its growth effectively.
If the Company fails to manage its growth effectively, the Company’s business and operating results could be adversely affected. The Company expects to continue to grow its operations domestically and internationally, and to hire additional employees. The growth in the Company’s operations and staff has placed, and will continue to place, a significant strain on its management systems and resources. If the Company fails to manage its future anticipated growth, the Company may experience higher operating expenses, and it may be unable to meet the expectations of investors with respect to future operating results. To manage this growth the Company must, among other things, continue to:
•	improve its financial and management controls, reporting systems and procedures;
•	add and integrate new senior management personnel;
•	improve its licensing models and procedures;
•	hire, train and retain qualified employees;
•	maintain sufficient working capital;
•	control expenses;
•	diversify channel sales strategies; and
•	invest in its internal networking infrastructure and facilities.
The Company has committed funds to obtaining additional systems and facilities to accommodate its current and future anticipated growth. To the extent that this anticipated growth does not occur or occurs more slowly than the Company anticipates, it may not be able to reduce expenses to the same degree. If the Company incurs operating expenses out of proportion to revenue in any given quarter, its operating results may be adversely impacted.
Third parties may claim that the Company infringes their proprietary rights.
The Company potentially may receive claims that it has infringed the intellectual property rights of others. As the number of products in the software industry increases and the functionality of these products further overlap, the Company may become increasingly subject to infringement claims, including patent, trademark and copyright infringement claims. In addition, former employers of the Company’s former, current or future employees may assert claims that such employees have improperly disclosed to the Company the confidential or proprietary information of these former employers. Any such claim, with or without merit, could be time-consuming to defend, result in costly litigation, divert management’s attention from the Company’s core business, require it to stop selling or delay shipping, or cause the redesign of its product or products. In addition, the Company may be required to pay monetary amounts as damages, for royalty or licensing arrangements, or to satisfy indemnification obligations that it has with some of its customers.
The Company licenses and uses software from third parties in its business. These third party software licenses may not continue to be available to the Company on acceptable terms. Also, these third parties may from time to time receive claims that they have infringed the intellectual property rights of others, including patent and copyright infringement claims, which may affect the Company’s ability to continue licensing this software. The Company’s inability to use any of this third party software could result in shipment delays or other disruptions in its business, which could materially and adversely affect the Company’s operating results.
The Company may not be able to protect its proprietary information.
The Company relies on a combination of copyright, trademark and trade secret laws, confidentiality procedures, contractual provisions and other measures to protect its proprietary information. All of these measures afford only limited protection. These measures may be invalidated, circumvented or challenged, and others may develop technologies or processes that are similar or superior to the Company’s technology. Despite the Company’s efforts to protect its proprietary rights, unauthorized parties may attempt to copy the Company’s products or to obtain or use information that the Company regards as proprietary.
The Company’s products may contain significant defects, which may result in liability and/or decreased sales.
Software products frequently contain bugs, errors or failures, especially when first introduced or when new versions are released. Despite the Company’s efforts to test its products, the Company might experience significant errors or failures in its products, or they might not work with other hardware or software as expected. This could delay the development or release of new products or new versions of products, or could adversely affect market acceptance of the Company’s products. Customers use the Company’s products for applications that are critical to their businesses, and they have a greater sensitivity to product defects than the market for other software products generally. The Company’s customers may claim that the Company is responsible for damages to the extent they are harmed by the failure of any of the Company’s products. If the Company were to experience significant delays in the release of new products or new versions of products, or if customers were dissatisfied with product functionality or performance, the Company could lose revenue or be subject to liability for service or warranty costs. Should this occur, the Company’s business and operating results could be adversely affected.
The Company’s products depend on third party software products and its reputation and results of operations could be adversely affected by the Company’s inability to control their operations.
The Company’s products incorporate and use software products developed by other entities. The Company does not have assurance that such third parties will:
•	remain in business;
•	support the Company’s product lines;
•	maintain viable and functional product lines; and
•	make their product lines available to the Company on commercially acceptable terms.

Any significant interruption in the supply of such third-party technology could have a materially adverse effect on the Company’s business, results of operation, cash flows and financial condition.
The Company’s products may not be compatible with various operating systems and therefore the Company may not be able to sell its products to potential customers.
The Company’s products are used in combination with various operating systems. The Company’s future success depends on our ability to continue to support widely-used operating systems. The Company’s applications run on Microsoft operating systems. Therefore, the Company’s ability to increase sales depends on the continued acceptance of Microsoft operating system products. If the Company is unable to develop and market products that support Microsoft’s operating platforms or develop and market products that support other operating systems on a timely and cost effective basis, its business and operating results could be adversely affected.
Selected Information (Unaudited)

Statement of	For the nine months		For the years ended
Earnings Information	ended August 31		November 30
	2005	2004	2004	2003	2002
	$	$	$	$	$
Revenue	7,336,578	9,755,166	13,451,303	11,520,793	13,814,133

Gross profit	3,365,726	5,813,330	7,781,979	6,361,725	6,713,382

Gross profit percentage	45.9%	59.6%	57.9%	55.2%	48.6%

Net earnings (loss) for the period	(2,356,354)	475,957	248,017	352,016	1,694,126

Basic earnings (loss) per share	(0.31)	0.01	0.00	(0.02)	0.07

Diluted earnings per share	(0.31)	0.00	(0.01)	(0.02)	0.06

Balance Sheet
Information	As at August 31		As at November 30
	2005	2004	2004	2003	2002
	$	$	$	$	$
Cash	11,504,630	1,842,274	251,037	3,837,555	3,244,048

Working capital*	19,146,813	8,588,281	8,287,798	8,071,926	4,449,492

Current assets	21,703,549	11,567,289	10,964,025	10,377,836	8,810,568

Total assets	24,081,607	12,943,695	12,310,738	11,728,257	10,766,438

Current liabilities	2,556,736	2,979,008	2,676,227	2,305,910	4,361,076

Long term liabilities	312,766	46,847	—	187,384	372,717

Total liabilities	2,869,502	3,025,855	2,676,227	2,493,294	4,733,793

Shareholders’ equity	21,212,105	9,917,840	9,634,511	9,234,963	6,032,645

Balance Sheet Information	As at August 31		As at November 30
	2005	2004	2004	2003	2002
	$	$	$	$	$
Dividends declared per share
Common shares	—	—	—	—	—
Class A preference shares	—	—	—	—	—
Class B preference shares — series 1	1.26	1.50	3.00	2.37	—
Class B preference shares — series 2	0.52	—	—	—	—
*   Working Capital is a non-GAAP measure that does not have a standardized meaning and may not be comparable to similar measures presented by other issuers. This measure does not have a comparable GAAP measure. Working Capital is defined as current assets less current liabilities.
The Company’s annual and quarterly results are primarily affected by the level, timing and duration of customer orders and customer product delivery requirements. The Company depends heavily on government contracts and derives a significant amount of revenue from a few customers, which may result in varying revenue, gross profit and earnings.
The lower revenue for the nine months ended August 31, 2005 as compared to the nine months ended August 31, 2004 is attributable to the timing of new contracts that are awarded to the Company, the delivery schedules of existing contracts, and the Company experiencing continuing difficulties in penetrating the U.S. markets for its products and services. The Company is addressing these issues by acquiring Mapcon Mapping Consultants Inc. of Salt Lake City, Utah and pursuing the acquisition of a U.S. defense contracting company. The Company completed a private placement of preference shares and warrants of $19.5 million — part of the proceeds of which will be used to acquire other self sustaining companies accretive to the Company’s current business. Mapcon’s acquisition will increase the Company’s geomatics revenue in the U.S. market and the private placement will allow the Company to pursue other acquisitions which will provide the Company with additional sales channels for its Navigation Systems and Applications products and services.
The lower revenue in fiscal 2003 compared to fiscal 2002 was largely attributable to the substantial completion in fiscal 2002 of the Canadian Department of National Defence contract awarded to the Company in fiscal 2001, the Marinette Marine Corp. contracts to provide ECDIS systems for the U.S. Coast Guard Juniper class buoy tenders, and the substantial completion of the Danish Navy contract in early fiscal 2003. The increase in revenue in fiscal 2004 over fiscal 2003 was the result of contracts from the Royal Navy of the United Kingdom and the Royal Australian Navy that were awarded to the Company in late fiscal 2003 and early fiscal 2004. The Company was not awarded contracts of this magnitude in the first or second quarters of fiscal 2005.
The fluctuations in gross profit year over year are impacted negatively by projects that include a large proportion of third-party systems or labour or both, and result in higher cost of sales. Certain contracts awarded to the Company may require the Company to include third-party systems or labour. In order to maintain competitiveness on these contracts, the Company may elect to reduce its usual margins on the third-party components. In addition, the product mix of Software, Geomatics, Systems and systems components in any given period may impact the gross profit for the period.
The lower gross margin percentage for the nine months ended August 31, 2005 as compared to the nine months ended August 31, 2004 is the result of the Company realizing higher software sales in the nine months ended August 31, 2004 when compared to the nine months ended August 31, 2005. Software revenue generates more favourable margins than the Company’s other revenue streams.
During the first six months of fiscal 2004, the Company’s gross profit percentage increased because of an increase in software revenue. During the last six months of fiscal 2004, the Company’s gross profit percentage was lower when compared to the first six months as the Software revenue decreased and Systems and systems components revenue increased. During the nine months ended August 31, 2005, the Company’s gross profit percentage decreased as a result of decreased software revenue when compared to the same period last year.

Results of Operations
The table below presents, for the periods indicated, selected financial data of the Company expressed as a percentage of total revenues:

	Three months ended August 31		Nine months ended August 31
	2005	2004	2005	2004
	%	%	%	%

Revenue
Software	28.8%	9.5%	36.7%	47.9%
Geomatics	32.2%	17.2%	30.6%	22.8%
Systems and system components	37.3%	67.3%	29.3%	24.6%
Other	1.7%	6.0%	3.4%	4.7%

	100.0%	100.0%	100.0%	100.0%
Direct costs	44.8%	50.2%	54.1%	40.4%

Gross profit	55.2%	49.8%	45.9%	59.6%

Expenses
General and administrative	30.7%	27.6%	41.1%	25.3%
Research and development	15.7%	19.0%	17.5%	16.5%
Sales and marketing	21.8%	25.8%	26.2%	23.5%
Amortization	3.0%	2.0%	3.1%	1.7%
Interest	0.1%	0.0%	0.3%	0.0%
Foreign exchange loss (gain)	4.5%	1.6%	1.7%	0.3%
Technology Partnerships Canada royalty	2.2%	0.9%	2.2%	0.8%
Technology Partnerships Canada contribution	(11.4%)	(12.7%)	(15.0%)	(12.6%)

	66.6%	64.2%	77.1%	55.5%
Earnings before income taxes	(11.4%)	(14.4%)	(31.2%)	4.1%
Income tax (recovery)	2.2%	1.0%	0.8%	(0.9%)

Net earnings for the period	(13.6%)	(15.4%)	(32.0%)	5.0%

Revenues
The Company’s core revenue stream is derived from four sources: Software, Systems and system components, Geomatics, and Other which includes system repairs and servicing, training and consulting. The Company’s principal developed and manufactured product, the Electronic Chart Precise Integrated Navigation System (“ECPINS®”), delivers the majority of the revenue. The Company also derives revenue from the delivery of the ECPINS® software component of its system product. Combined, ECPINS® systems and software delivered 66.0% of the Company revenue for the nine months ended August 31, 2005 and 72.6% for the nine months ended August 31, 2004.

Consolidated revenue for the three months ended August 31, 2005 was $3,195,036 compared with $2,951,571 for the three months ended August 31, 2004, resulting in an increase of 8.2%. Consolidated revenue for the nine months ended August 31, 2005 was $7,336,578 compared with $9,755,166 for the nine months ended August 31, 2004, resulting in a decrease of 24.8%. The decrease is attributable to the timing that new contracts are awarded to the Company, the delivery schedules of existing contracts, continuing difficulties in penetrating the U.S. markets for its products and services, and the lengthy sales cycle in the international market. Revenue from the Royal Navy and the Royal Australian Navy in the first nine months of fiscal 2004 amounted to approximately $4.2 million. Contracts with revenue of this magnitude did not occur in the first, second or third quarters of fiscal 2005.
The main customers for the Company’s products and services for the three months ended August 31, 2005 were the Royal Navy of the United Kingdom through Lockheed-Martin UK, Teekay Shipping, the Canadian Navy, and the Royal Australian Navy through Nautronix Ltd. Revenue from these customers accounted for 53% of the consolidated revenue. For the three months ended August 31, 2004, the main customers for the Company’s products and services were the Royal Navy of the United Kingdom through Lockheed-Martin UK, the U.S. Coast Guard and the Royal Australian Navy through Nautronix Ltd. and the Royal New Zealand Navy through Air Affairs Ltd. Revenue from these customers accounted for 62% of the consolidated revenue for the three months ended August 31, 2004.
The main customers for the Company’s products and services for the nine months ended August 31, 2005 were the Royal Navy of the United Kingdom through Lockheed-Martin UK, the Royal New Zealand Navy through Air Affairs Ltd., Teekay Shipping, the Canadian Navy, and the Royal Australian Navy through Nautronix Ltd. Revenue from these customers accounted for 59% of the consolidated revenue. For the nine months ended August 31, 2004, the main customers for the Company’s products and services were the Royal Navy of the United Kingdom through Lockheed-Martin UK, the U.S. Coast Guard and the Royal Australian Navy through Nautronix Ltd. Revenue from these customers accounted for 75% of the consolidated revenue for the nine months ended August 31, 2004.
Segment Results
Revenue from the Navigation Systems business unit for the three months ended August 31, 2005 was $2,064,609 compared to $2,429,313 for the same period last year, a decrease of $364,704 or 15.0%. Revenue for the nine months ended August 31, 2005 was $4,961,764 compared to $7,400,467 for the nine months ended August 31, 2004, a decrease of $2,438,703 or 33.0%. The decrease is attributable to the timing that new contracts are awarded to the Company, the delivery schedules of existing contracts and the Company having realized higher software sales in the first and second quarter of 2004 when compared to the same period in the current year.
Revenue from the Mapcon business unit for the three months ended August 31, 2005 was $1,029,717 compared to $522,258 for the three months ended August 31, 2004, an increase of $507,459 or 97.2%. Revenue for the nine months ended August 31, 2005 was $2,243,192 compared to $2,286,395 for the same period last year, a decrease of $43,203 or 1.9%. The increase is primarily the result of the Company implementing changes in the strategies to improve its market position in the U.S. through the acquisition of Mapcon Mapping Consultants Inc., a U.S. land mapping company based in Salt Lake City, Utah. For the three and nine months ended August 31, 2005, revenue increased approximately $585,000 as a result of the acquisition. Subsequent to the acquisition, Mapcon Mapping Consultants Inc. became part of amalgamated Mapcon Mapping Inc.
Revenue from the Applications business unit for the three months ended August 31, 2005 was $100,710 compared to $0 for the three months ended August 31, 2004. Revenue for the nine months ended August 31, 2005 was $131,622 compared to $68,304 for the same period last year, a decrease of $63,318 or 92.7%. The Applications business unit commenced operations in fiscal 2004. The Applications business unit develops software applications and tools for situational awareness and provides products and services to military forces, government agencies and systems integrators to enable improved situational awareness. The sales cycle with government customers for Applications products can be upwards of three years. The business unit’s initial product is Common Operational Picture — Image Display Server (COP- IDS®). In fiscal 2005 OSI Applications added COP-TDS™ to the Common Operation Picture product line (COP PL). COP-TDS™ (Common Operational Picture — Tactical Display Server) is a new server for the display of track, target and tactical information, such as mission and operational data, for command and control systems.
In all three business units, the Company continues to invest significant corporate, sales and marketing resources in identifying and pursuing new opportunities and contracts, both in its existing customer base and with new prospective customers.
Gross Profit
The Company’s gross profit increased $293,712 to $1,763,266 for the three months ended August 31, 2005 from $1,469,554 for the same period last year. Gross profit percentage increased to 55.2% for the three months ended August 31, 2005 from 49.8% for the three months ended August 31, 2004. The increase in gross profit percentage is the result of the Company realizing a higher gross profit on Mapcon projects in the three months ended August 31, 2005 when compared to the three months ended August 31, 2004. For the nine months ended August 31, 2005, the Company’s gross profit decreased $2,447,604 to $3,365,726 from $5,813,330 for the nine months ended August 31, 2004. Gross profit percentage decreased to 45.9% from 59.6% period over period. The lower gross margin percentage is the result of the Company realizing lower software sales in the nine months ended August 31, 2005 when compared to same period last year and the lower revenues in general that could not adequately offset the fixed costs in cost of sales.
Segment Results
Gross profit from the Navigation Systems business unit for the three months ended August 31, 2005 was $1,355,036 compared to $1,399,298 for the same period last year, a decrease of $44,262. Gross profit percentage increased to 65.6% from 57.6% period over period. The decrease is the result of lower revenues in the Navigations business for the three months ended August 31, 2005 when compared to the three months ended August 31, 2004. Gross profit from the Navigation Systems business unit for the nine months ended August 31, 2005 was $2,625,949 compared to $4,970,602 for the same period last year, a decrease of $2,344,653. For the nine months ended August 31, 2005, gross profit percentage decreased to 53.6% from 67.2% compared to nine months ended August 31, 2004. This decrease was attributable to a decreased percentage of the Company’s revenue being attributable to Software revenue and an increased percentage being attributable to Systems and system components revenue when compared to the same nine month period last year and the lower revenues in general that could not adequately offset the fixed costs in cost of sales.
Gross profit from the Mapcon business unit for the three months ended August 31, 2005 was $309,739 compared to $70,256 for the same period last year, an increase of $239,483. Gross profit percentage increased to 30.1% from 13.5% period over period. Gross profit from the Mapcon business unit for the nine months ended August 31, 2005 was $580,829 compared to $764,061 for the nine months ended August 31, 2004, a decrease of $183,232 or 24.0%. Gross profit percentage decreased to 25.9% from 34.7% period over period. The decrease is the result of the competitive nature of the geomatics market where customers are very price sensitive and the increasing protectionism the Mapcon business unit has encountered entering the U.S. geomatics market. As stated above, the Company implemented changes in the strategies to improve its market position in the U.S. through the acquisition of Mapcon Mapping Consultants

Inc., of Salt Lake City, Utah. The gross profit from the acquisition was over $85,000 for the three months ended August 31, 2005 and over $200,000 for the nine months ended August 31, 2005.
Gross profit from the Company’s new business unit — Applications for the three months ended August 31, 2005 was $98,491 resulting in a gross profit of 97.8%. The Applications business unit did not generate revenue or gross profit for the the three months ended August 31, 2004. Gross profit from the Applications business unit for the nine months ended August 31, 2005 was $125,948 compared to $48,667 for the nine months ended August 31, 2004, an increase of $77,281. The gross profit percentage for the nine months ended August 31, 2005 of 95.7% reflected the contract mix that included more applications software contracts than applications systems contracts.
General and Administrative Expenses
General and administrative (“G&A”) expenses consist mainly of salaries and benefits of management and administrative personnel, professional fees, public company expenses, related facility costs and other general administrative expenses, interest and other income. G&A increased $168,024 for the three months ended August 31, 2005 to $982,226 from $814,202 for the same period last year. As a percentage of revenue, G&A remained relatively constant at 29.3% from 27.6% period over period. For the nine months ended August 31, 2005, G&A increased $548,868 to $3,018,187 from $2,469,319 for the nine months ended August 31, 2004. As a percentage of revenue, G&A increased to 40.3% from 25.3% period over period. The increase is the result of increased salaries and internal re-alignment of sales staff to G&A activities, professional fees, directors’ fees and directors and officers insurance. The Company anticipates that as a result of recently introduced reporting regulations in Canada and the U.S., the Company will continue to experience increases in costs primarily relating to professional fees and increased infrastructure costs to meet the increased reporting obligations.
Research and Development Expenses
Research and development (“R&D”) expenses consist mainly of salaries and benefits of software and hardware engineering personnel, sub-contractor costs, facilities expenses and related expenses. The Company expenses research and development costs in the period incurred.
The Company believes that in order to maintain its technological capabilities, it must continue to develop existing products and introduce new high quality products that challenge and redefine the industry standards. R&D costs decreased $60,464 to $501,560 or 15.0% of revenue for the three months ended August 31, 2005, compared to $562,024 or 19.0% of revenue in the same period last year. For the nine months ended August 31, 2005, R&D costs decreased $325,881 to $1,282,718 or 17.1% of revenue, compared to $1,608,599 or 16.5% of revenue for the nine months ended August 31, 2004. The decrease is largely the result of approximately $345,000 in engineering labour costs charged to cost of sales from R&D for the nine months ended August 31, 2005 compared to approximately $167,000 for the nine months ended August 31, 2004, an increase of approximately $178,000. These engineering labour costs are to support specific customer orders.
In November of 1999, the Company announced an agreement with Technology Partnerships Canada whereby TPC granted financial assistance to the Company to fund research and development activities to March 31, 2003. As at November 30, 2003, the Company had received the maximum eligible contribution of $4,000,177. Under the terms of the agreement, the Company is required to pay TPC a royalty based on the revenue of its subsidiary Offshore Systems Ltd. To August 31, 2005, the Company had paid royalties of $1,242,022 and accrued for future payment an additional $160,577. Royalty payments will continue until the cumulative royalties paid or payable to November 30, 2008 are at least $7,810,230 or until November 30, 2014.

In April of 2004, TPC announced an agreement with the Company whereby TPC granted financial assistance to the Company to fund research and development activities to March 31, 2007. The maximum eligible contribution is $3,768,391. As at August 31, 2005, the Company had claimed for $2,556,328 of eligible assistance under the TPC program which includes a receivable of $348,769. The Company will receive the remaining contributions over the remaining term. Also, under the terms of the agreement, the Company is required to pay TPC a royalty based on the revenue of its subsidiary Offshore Systems Ltd. commencing January 2006. Royalty payments will continue until the cumulative royalties paid or payable to December 31, 2013 are at least $6,079,176 or until December 31, 2017. There were no royalties paid or payable in connection with this agreement for the nine months ended August 31, 2005.
Although the Company believes that its submissions for TPC funding meet the terms and conditions of the TPC agreements, the final determination is subject to audit by government authorities in the ordinary course of business. During the year ended November 30, 2004, the Company was subject to an audit by government authorities. On September 22, 2005, the Company received written communication from TPC indicating that, in their opinion, the Company is in default of the November 15, 1999 TPC agreement and provided the Company 30 days notice to correct the condition in default or to demonstrate to TPC that steps have been taken to correct the condition in default. The Company is reviewing TPC’s communication and determining the steps that may be necessary to correct the possible default, if any. The Company has no reason to believe that the audit will have a material impact on the Company’s financial results. If there is a financial impact, the Company will record the impact in the period it becomes known. If the Company causes an event of default, as defined in the agreement, TPC can suspend or terminate any obligation, including any amounts owing prior to the date of suspension or termination and TPC can demand repayment of all or part of the contributions disbursed to the Company with interest. To-date, the Company has received $4,000,177 in contributions and paid $1,242,022 in royalties under the November 15, 1999 TPC agreement.
Sales and Marketing Expenses
Sales and marketing (“S&M”) expenses consist primarily of compensation of sales and marketing personnel, as well as expenses associated with advertising, trade shows, facilities and other expenses related to the sales and marketing of the Company’s products and services. S&M expenses decreased $64,940, or 8.5%, for the three months ended August 31, 2005 to $696,371 (20.8% of revenue) from $761,311 (25.8% of revenue) for the same period last year. For the nine months ended August 31, 2005, S&M expenses decreased $366,940, or 16.0%, to $1,923,189 (25.7% of revenue) from $2,290,129 (23.5% of revenue) for the nine months ended August 31, 2004. The reduced S&M expenses for three and nine months ended August 31, 2005 are primarily the result of a decrease of approximately $160,000 in expenses relating to the internal re-alignment of sales staff to G&A activities to support corporate and operations initiatives, a decrease of approximately $121,000 in travel costs because of more efficient travel planning and a decrease of approximately $65,000 in sales commissions as the result of lower sales achievements for the quarter. The Company’s current level of S&M staff continues to allow the Company to pursue business development activity relating to its expansion efforts into American, European and Australasian markets. The expansion effort targets new and existing customers in the military agencies of Canada, U.S., European NATO and other allies of Canada, and national and international commercial marine transportation companies. To increase the profile of the Company and its products, and to broaden its customer base in international markets, OSI has established marketing agreements with companies local to the targeted regions. Some of these activities may not result in closing orders during the current year but may yield orders in subsequent fiscal years.
Depreciation and Amortization
Total depreciation and amortization increased $49,877 to $145,507 for the three months ended August 31, 2005 from $95,630 for the three months ended August 31, 2004, and to $348,361 for the nine months ended August 31, 2005 from $257,479 for the nine months ended August 31, 2004. The increases for the three and nine months ended August 31, 2005 reflects the acquisitions in the period and mix of plant and equipment in the Company at August 31, 2005 and the amortization of intangibles related to the acquisition of Mapcon Mapping Inc. For the three months ended August 31, 2005 and 2004, depreciation of $48,557 and $37,017, respectively was included in cost of sales. For the nine months ended August 31, 2005 and 2004, depreciation of $118,694 and $90,822, respectively was included in cost of sales.
Interest
Interest expense increased to $3,950 for the three months ended August 31, 2005 from $862 for the three months ended August 31, 2004 and to $25,353 for the nine months ended August 31, 2005 from $1,233 for the nine months ended August 31, 2004. The increases in interest expense are the result of the Company having utilized a portion of its operating line credit facility of $2,000,000 during the nine months ended August 31, 2005. The Company did not utilize its operating line credit facility during Fiscal 2004.
Foreign Exchange
Foreign exchange loss increased to $144,609 for the three months ended August 31, 2005 from $48,331 for the three months ended August 31, 2004 and the foreign exchange loss increased to $122,377 for the nine months ended August 31, 2005 from $31,691 for the nine months ended August 31, 2004. The changes were the result of exchange rate movements of the Australian dollar and the Company’s U.S. dollar exposure at August 31, 2005 when compared to August 31, 2004.
Technology Partnerships Canada Royalty
The Company is required to pay a royalty of 3% on annual gross revenue for the Navigation Systems and Applications business units for the period December 1, 1999 to November 30, 2008. Royalty expense increased to $68,886 for the three months ended August 31, 2005 from $25,126 for the same period last year. Royalty expense increased to $161,444 for the nine months ended August 31, 2005 from $81,760 for the same period last year. The increases for the three and nine months ended August 31, 2005 are the result of increase revenues subject to the TPC royalty charge.
Income Taxes
Based on the information available at the time of the issue of the unaudited interim consolidated financial statements for the three and nine months ended August 31, 2005, the Company estimated that it will have sufficient taxable earnings in future periods from the Navigation Systems and Mapcon business units to utilize a portion of the Company’s $3,079,232 Canadian and $283,792 U.S. non-capital losses carried forward and other tax balances. As a result of this assessment, the Company has recognized deferred tax expense of $87,639 for the three months ended August 31, 2005 compared to deferred tax expense $115,160 for the same period the previous year and a deferred tax recovery amount of $7,537 for the nine months ended August 31, 2005 compared to deferred tax recovery $381,106 for the same period the previous year. The expense amounts for the three and nine months ended August 31, 2005 were calculated by using the projected effective tax rate for the fiscal year. In accordance with U.S. GAAP, the Company provided a valuation allowance against the total deferred tax asset as it is not considered “more likely than not” that the remaining deferred tax asset will be recovered. The Company continues to evaluate its taxable position quarterly and considers factors such as estimated taxable income, the history of losses for tax purposes and the growth of the Company, among others. For the three months ended August 31, 2005, the Company recorded a current tax recovery of $16,509, compared to a current tax recovery for the same period last year of $86,156. For the nine months ended August 31, 2005, the Company recorded a current tax expense of $66,247, compared to a current tax expense for the same period last year of $294,630.
Earnings/Loss
As a result of the above factors, the Company had a loss for the three months ended August 31, 2005 of $438,996 or 13.6% of revenue, compared to a loss of $455,922 for the three months ended August 31, 2004, or 15.4% of revenue. The loss for the nine months ended August 31, 2005 was $2,356,354, or 32.0% of revenue, compared to earnings of $475,957 for the nine months ended August 31, 2004, or 4.9% of revenue.
Summary of Quarterly Results

				Basic	Diluted
			Net	Earnings	Earnings
		Gross	Earnings/	(Loss) per	(Loss) per
For the three months ended	Revenue	Profit	(Loss)	Share	Share
(unaudited)	$	$	$	$	$

August 31, 2005	3,195,036	1,763,266	(438,996)	(0.05)	(0.10)
May 31, 2005	1,881,685	370,351	(1,697,767)	(0.25)	(0.25)
February 28, 2005	2,259,863	1,232,108	(219,591)	(0.01)	(0.01)
November 30, 2004	3,696,137	1,968,649	(227,940)	(0.01)	(0.02)
August 31, 2004	2,951,571	1,469,554	(455,922)	(0.02)	(0.03)
May 31, 2004	2,773,835	1,775,003	380,088	0.01	(0.01)
February 29, 2004	4,029,760	2,568,773	551,791	0.02	0.00
November 30, 2003	2,724,439	1,630,782	315,417	0.01	0.01
For a discussion on the factors that affect the quarterly results, please refer to the section Selected Information.
Liquidity and Capital Resources
The Company strives to maintain cash-contributing profitable operations that provide an adequate liquidity and capital resource base for growth.
The Company believes that cash flow from operating activities, together with line of credit borrowings of $2,000,000 available under its revolving credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for the next 12 months. The Company expects cash flow from operations will continue to improve for the remainder of the year as scheduled contract milestone payments will be made on several contracts. The expenditures associated with these contracts have been incurred in prior periods.
At August 31, 2005, the Company had current assets of $21,703,549 and current liabilities of $2,556,736. Working capital increased $10,859,015 to $19,146,813 at August 31, 2005 from $8,287,798 at November 30, 2004 primarily due to the increases in cash resulting from the private placement issuance of Class B preference shares, and a decrease in cash resulting from the net loss for the nine months ended August 31, 2005 and the acquisition of Mapcon Mapping Consultants Inc., offset by a decrease in accounts receivable. The Company had a cash balance of $11,504,630 compared to $251,037 at November 30, 2004 and $1,842,274 at August 31, 2004.
The Company has credit facilities consisting of an operating line, standby letters of credit and forward exchange contract facilities. The credit facilities permit the Company to borrow funds directly for general corporate purposes (including acquisitions) at floating rates. At August 31, 2005, the Company had no borrowings against its Canadian or U.S. dollar operating line. The Company has an operating line of $2,000,000 available with a Canadian chartered bank collateralized by accounts receivable. During the nine month period ended August 31, 2005, the Company utilized the facility which increased interest expense for the period. There were no borrowings in the nine months ended August 31, 2004. The Company has issued a standby letter of credit totalling Australian $283,886. The Company has utilized the standby letter of credit to support certain performance obligations to our customers. At August 31, 2005, the Company had entered into foreign exchange forward contracts in the amount of Australian $2,200,700. The Company utilizes its forward exchange contract facility to reduce its exposure to exchange rate movements.
Cash flows from operating activities for the three months ended August 31, 2005, were a usage of $1,681,953, compared with a contribution of $896,467 for the three months ended August 31, 2004, a decrease of $2,578,420. Cash flows from operating activities for the nine months ended August 31, 2005, were a usage of $942,349, compared with a usage of $1,883,123 for the nine months ended August 31, 2004, an increase of $940,774. The main changes for the nine months ended August 31 2005 were the decreases in accounts payable and accounts receivable, and the increased loss for the period.
Net cash used in financing activities for the three months ended August 31, 2005 amounted to $46,713 compared to net cash used of $32,129 for the same period in 2004
Net cash provided by financing activities for the nine months ended August 31, 2005 amounted to $13,896,058 compared to net cash provided of $171,306 for the same period in 2004. The Company raised $17,034,239 net of issuance costs as a result of the private placement of Class B Preference shares Series 2 and warrants. This was offset by the repurchase of Series 1 Class B Preference shares in the amount of $2,885,550, and by Class B preference shares dividends declared and paid, in the amount of $253,511.
Cash used in investing activities totalled $334,080 for the three months ended August 31, 2005 and $1,714,063 for the nine months ended August 31, 2005, compared with $39,069 and $283,464 for the same periods in 2004. The increases are reflective of the acquisition of Mapcon Mapping Consultants Inc., the acquisitions of property, plant and equipment commensurate with the Company’s plans to obtain additional systems and facilities to accommodate its current and future anticipated growth, and the restriction in usage of $220,000 in cash.
The Company intends to pursue additional acquisition targets to increase the size and volume of the business. On July 11, 2005, the Company announced that it has signed a non-binding letter of intent to acquire a United States defense contracting company. The acquisition is expected to approximately double the Company’s revenue and employee base. The target company, with multiple offices in the United States, is a supplier of technology and services to the U.S. Department of Defense and key defence prime contractors. The Company is currently engaged in due diligence work in connection with the proposed acquisition.
As a result of the above mentioned changes and translation adjustment changes, net decrease in cash amounted to $2,075,849 for the three months ended August 31, 2005 compared to a increase of $825,269 for the three months ended August 31, 2004 and a net increase of $11,253,593 for the nine months ended August 31, 2005 compared to a decrease of $1,995,281 for the nine months ended August 31, 2004.

As at August 31, 2005, the Company estimates that a U.S. $0.01 increase (or decrease) in the exchange rate of the U.S. dollar relative to the Canadian dollar would have an annualized impact of reducing (or increasing) earnings before income taxes by approximately $5,500. As at August 31, 2005, the Company estimates that an Australian $0.01 increase (or decrease) in the exchange rate of the Australian dollar relative to the Canadian dollar would have an annualized impact of reducing (or increasing) earnings before income taxes by approximately $3,000. As at August 31, 2005, the Company does not expect to have a material number of Euro transactions and therefore does not expect earnings to be impacted by changes in the exchange rate of the Euro relative to the Canadian dollar.
In order to reduce the impact of U.S. to Canadian dollar, Australian to Canadian dollar and Euro to Canadian dollar exchange rate fluctuations, the Company has used the forward exchange contract facility described above. The Company used the forward exchange contract facility to set the exchange rate between the U.S. and Canadian dollar, the Australian to Canadian dollar and the Euro to Canadian dollar for specific transactions at a specific agreed upon rate, thereby mitigating any foreign exchange gain or loss that might occur on those transactions. The Company uses the forward exchange contract facility only for known or reasonably certain future U.S., Australian dollar and Euro transactions.
There can be no assurance that the Company will have adequate financial resources, financing or cash flows to support the Company into the future.
Contractual Obligations

	Payments due by period
		Less than	1 to 3	4 to 5	After 5
	Total	1 year	years	years	years

Facility leases	492,682	257,369	235,313	—	—
Equipment leases	21,762	10,767	10,995	—	—

Total contractual obligations	514,444	268,136	246,308	—	—

Off-Balance Sheet Arrangements
Guarantees
The Company has issued a standby letter of credit totalling Australian $283,886. The standby letter of credit is repayable on demand after certain conditions have been met. The Company utilizes standby letters of credit to support certain performance obligations to its customers.
The Company warrants that its software and hardware products will operate substantially in conformity with product documentation and that the physical media will be free from defect. The specific terms and conditions of the warranties are generally one year but may vary depending on the country in which the products are sold. The Company accrues for known warranty issues if a loss is probable and can be reasonably estimated, and accrues for estimated incurred but unidentified warranty issues based on historical activity. To date, the Company has had no material warranty claims.
The Company’s TPC program was subject to an audit by government authorities. See discussion under the section “Research and Development Expenses” above.

Transactions with Related Parties
During the last two fiscal years ended 2004 and 2003, the Company did not enter into any transactions with its management, members of its Board of Directors or major shareholders. In the second quarter of 2005, E. Brinton Coxe, a member of the Company’s Board of Directors, became a related party by virtue of the fact that the Company has paid him compensation of $815,908 and 350,000 common share purchase warrants in consideration of the provision of advisory services in connection with the private placement completed April 8, 2005. The cash compensation of $815,908 paid to Mr. Coxe included an adjustment in the amount of $15,908 to reflect exchange rate changes between the U.S. dollar and Canadian Dollar. Mr. Coxe has also participated in the financing by purchasing 100 units personally. Also subsequent to the 2004 fiscal year end, Gerald J. Shields, elected to the Company’s Board of Directors on April 8, 2005, became a related party by virtue of the provision of legal services to the Company by a law firm in which Mr. Shields has an interest. During FY2004 fees billed to the Company by this firm were under $60,000. It is anticipated that fees billed to the Company by this firm will exceed $60,000 for FY2005.
Proposed Transactions
The Company announced on July 11, 2005 that it has signed a non-binding letter of intent to acquire the shares of a United States defense contracting company. The acquisition is expected to approximately double OSI’s revenue and employee base. The target company, with multiple offices in the United States, is a supplier of technology and services to the U.S. Department of Defense and key defense prime contractors. The Company is currently engaged in due diligence work in connection with the proposed acquisition.
Critical Accounting Policies
The Company prepares its consolidated financial statements in accordance with United States generally accepted accounting principles, and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.
The following critical accounting policies affect the Company’s more significant estimates and assumptions used in preparing its consolidated financial statements:
Revenue
The Company is required to estimate the costs to complete certain systems and geomatics services contracts. Revenues from these contracts are recognized on the percentage-of-completion method measured by the percentage of costs incurred to total estimated costs to complete each contract. The Company may need to adjust the estimated costs to complete for these projects, if the actual results differ from the Company’s estimates. If the Company anticipates that a contract or a contract segment will generate a loss, the Company estimates that loss and records the total expected loss on the contract or contract segment.
When revenues exceed amounts invoiced under a contract, the difference is recorded as unbilled revenue. The Company believes that unbilled revenue will be invoiced and collected. Billings in excess of revenues are amounts that have been billed to the customer but have not been recognized in revenue. Unbilled revenue represents revenue recognized in accordance with the Company’s accounting policies and is not legally invoiced as at the balance sheet date.

Income Taxes
The Company is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves estimating the Company’s actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities that may be included on the Company’s consolidated balance sheet. The Company recognizes deferred income tax assets to the extent that their realizations are considered more likely than not and provides a valuation allowance against any remaining balance. The valuation allowance is based on the Company’s estimates of taxable income by jurisdiction in which it operates and the period over which its deferred tax assets will be recoverable. In the event that actual results differ from these estimates, or the Company adjusts these estimates in future periods, the Company may need to adjust the valuation allowance. Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgement that is subject to audit by tax authorities in the ordinary course of business.
Stock-based Compensation and Other Stock-based Payments
The Company has established three stock option plans under which options to purchase common shares may be granted to directors, officers and employees of the Company and to any other person or company permitted by the applicable regulatory authorities to purchase unissued common shares. The Company recognizes compensation as stock options, which have been granted and vested to third parties under stock option plans with no cash settlement feature based on the fair value method. The fair value of the stock options was estimated using the Black-Scholes option pricing model, using weighted-average assumptions for the following: dividend yield, volatility rate, risk-free interest rate and expected average life. Direct awards of stock to employees, stock option and stock awards granted to non-employees are also accounted for in accordance with the intrinsic method of accounting for stock-based compensation.
Accounts Receivable
The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments. Management specifically analyses the age of outstanding customer balances, historical bad debts, customer credit-worthiness and changes in customer payment terms when making estimates of the uncollectability of the Company’s accounts receivable. If the Company determines that the financial condition of any of its customers deteriorates, increases in the allowance may be made. The Company reviews the unbilled revenue balance on a regular basis to assess its fair market value and provides a reserve against any amounts that are impaired.
Inventory
Materials and components are stated at the lower of cost and replacement value as determined by the first-in first-out method. Work-in-process and manufactured parts are stated at the cost of materials and direct labour applied to the product and the applicable share of overhead. Finished goods are stated at the lower of cost and net realizable value. The Company assesses the need for inventory write-downs based on its assessment of estimated net realizable value using assumptions about future demand and market conditions. If market conditions differ from those originally estimated by the Company, an additional inventory write-down may be required.
Changes in Accounting Policies including Initial Adoption
Effective December 1, 2004, the Company elected to report its consolidated financial statements in accordance with U.S. GAAP. The Company prepares a reconciliation highlighting the material differences between its unaudited interim consolidated financial statements prepared in accordance with U.S. GAAP as compared to unaudited interim consolidated financial statements prepared under Canadian GAAP (see Note 19 to the unaudited interim consolidated financial statements). Additional disclosure with respect to the effects of the Company’s election to report on its consolidated financial statements in accordance with U.S. GAAP is provided in Notes 1, 2 and 20 of the Company’s unaudited interim consolidated financial statements.
In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 123R — Share-Based Payment (“SFAS 123R”), a revision to SFAS 123 “Accounting for Stock Based Compensation”. SFAS 123R requires all share-based payments to be recognized in the financial statements based on their values using either a modified-prospective or modified-retrospective transition method. The standard no longer permits pro-forma disclosure or prospective recognition. Accordingly, from the date of adoption of the revised standard, the Company will be required to recognize compensation expense for all share-based payments based on grant-date fair value, including those granted, modified or settled prior to September 1, 2005, that were previously disclosed on a pro-forma basis. The Company is currently evaluating the impact of SFAS 123R in its consolidated financial statements.
Financial Instruments and Other Instruments
Foreign Exchange Forward Contracts
The Company uses foreign exchange forward contracts to hedge transactions denominated in U.S. dollars, Australian dollars and Euros. The purpose of the Company’s hedging activities is to reduce the level of exposure to exchange rate movements. At August 31, 2005, the Company had foreign exchange forward contracts to sell Australian $2,200,700. The exchange rates set in the foreign exchange forward contracts ranged between $0.8953 to $0.8977 for Australian $1.00. The contracts mature between September 2005 and October 2005.
Derivative financial instruments are utilized by the Company in the management of its foreign currency exposure to reduce its exposure to fluctuations in foreign exchange on certain committed and anticipated transactions. The Company formally documents the relationships between derivative financial instruments and hedged items, as well as the risk management objective and strategy. The Company assesses, on an ongoing basis, whether the derivative financial instruments continue to be effective in offsetting changes in fair values or cash flows of the hedged transactions.
Derivatives are recorded as assets or liabilities, measured at fair value. Derivatives that are not hedges are adjusted to fair value through income. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivative are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income. The requirement to record derivatives at their fair market value has not had a material impact on the Company’s financial statements.
Disclosure of Outstanding Share Data
As at September 30, 2005, the Company had issued and outstanding 29,133,771 common shares, and 3,314,344 outstanding stock options. As at September 30, 2005, the Company also had 30,262 issued and outstanding Class A preference shares and 362,040 issued and outstanding Class B preference shares series 2 convertible into common shares at conversion ratios of 1:1 and 1:58.82 respectively which represents 21,295,192 common shares. Also at September 30, 2005 the Company had outstanding 13,788,365 common share purchase warrants convertible to common shares at a conversion ratio of 1:1, representing 13,788,365 common shares.

Other MD&A Requirements
Additional information is also contained in the Company’s Annual Report, including the financial statements, for the financial year ended November 30, 2004, the Company’s Information Circular dated March 11, 2005 and in the Company’s Annual Information Form dated March 17, 2005. The information contained in those documents is hereby incorporated by reference. This and other additional information relating to the Company may be found on SEDAR at www.sedar.com. Also, copies of these documents will be provided to any person, on request to the Secretary of the Corporation at 107-930 West 1st Street, North Vancouver, British Columbia, Canada, V7P 3N4, telephone (604) 904-4600, fax (604) 986-4454.

Offshore Systems International Ltd.
Interim Consolidated Financial Statements (Unaudited)
Three and Nine Months Ended August 31, 2005 and 2004
(expressed in Canadian dollars)
(Prepared in accordance with United States Generally Accepted Accounting Principles)

Offshore Systems International Ltd.	U.S. GAAP
Consolidated Balance Sheets (unaudited)
(Incorporated under the laws of the Province of British Columbia, Canada)
(expressed in Canadian dollars)

	As at
	August 31,	November 30,
	2005	2004
	$	$
Assets (note 10)

Current assets
Cash	11,504,630	251,037
Restricted cash (note 4)	220,000	—
Accounts receivable (notes 5 and 10)	7,490,486	9,140,478
Inventory (note 6)	979,295	649,427
Prepaid expenses and deposits	641,006	142,752
Deferred income taxes	868,132	780,331

	21,703,549	10,964,025
Plant and equipment (note 7)	1,036,614	938,102
Intangible and other assets (note 8)	809,468	408,611
Goodwill (note 3)	531,976	—

	24,081,607	12,310,738

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 9)	1,974,111	2,596,362
Income taxes payable	186,440	—
Unearned revenue	396,185	79,865

	2,556,736	2,676,227
Deferred income taxes	312,766	—

	2,869,502	2,676,227

Stockholders’ Equity

Capital stock

Authorized (note 11(a))

Issued and outstanding
30,262 Class A preference shares — Series A (2004 — 30,262) (note 11(b))	30,262	30,262
368,640 Class B preference shares — Series 2 (2004 — nil) (note 11(c)(ii))	12,118,306	—
nil Class B preference shares — Series 1 (2004 — 57,711) (note 11(c)(i))	—	2,163,621
28,745,536 common shares (2004 — 27,488,074)	21,330,449	20,047,731

	33,479,017	22,241,614

Warrants (note 11(c))	5,206,844	661,575

Additional paid in capital	4,838,380	928,169

Accumulated deficit	(22,326,083)	(14,196,847)

Accumulated other comprehensive income	13,947	—

	21,212,105	9,634,511

	24,081,607	12,310,738

Contingencies (notes 12, 14 and 18)
The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Offshore Systems International Ltd.	U.S. GAAP
Consolidated Statement of Earnings (unaudited)
(expressed in Canadian dollars)

	Three Months Ended August 31,		Nine Months Ended August 31,
	2005	2004	2005	2004
	$	$	$	$
Revenue
Software	919,594	279,060	2,692,283	4,669,839
Geomatics	1,029,606	507,196	2,243,196	2,224,899
Systems and system components	1,192,482	1,987,301	2,153,296	2,401,539
Other	53,354	178,014	247,803	458,889

	3,195,036	2,951,571	7,336,578	9,755,166
Cost of sales	1,431,770	1,482,017	3,970,852	3,941,836

Gross profit	1,763,266	1,469,554	3,365,726	5,813,330

Expenses
General and administrative	982,226	814,202	3,018,187	2,469,319
Research and development	501,560	562,024	1,282,718	1,608,599
Sales and marketing	696,371	761,311	1,923,189	2,290,129
Depreciation and amortization	96,950	58,613	229,667	166,657
Interest	3,950	862	25,353	1,233
Foreign exchange loss	144,609	48,331	122,377	31,691
Technology Partnerships Canada royalty (note 12)	68,886	25,126	161,444	81,760
Technology Partnerships Canada contribution (note 12)	(363,420)	(373,997)	(1,099,565)	(1,225,539)

	2,131,132	1,896,472	5,663,370	5,423,849

Net earnings (loss) before income taxes	(367,866)	(426,918)	(2,297,644)	389,481

Income tax expense (recovery) (note 15)
Deferred income tax expense (recovery)	87,639	115,160	(7,537)	(381,106)
Current income tax expense (recovery)	(16,509)	(86,156)	66,247	294,630

	71,130	29,004	58,710	(86,476)

Net earnings (loss)	(438,996)	(455,922)	(2,356,354)	475,957

Other comprehensive income (loss)
Foreign currency translation adjustment	13,103	—	(13,947)	—

Comprehensive income (loss)	(425,893)	—	(2,370,301)	—

Net earnings (loss) available to common shareholders (note 11(e))	(1,316,207)	(532,644)	(8,449,372)	245,790

Earnings (loss) per share (note 11(e))
Basic earnings (loss) per share	(0.05)	(0.02)	(0.31)	0.01
Diluted earnings (loss) per share	(0.10)	(0.03)	(0.31)	0.00

Weighted average number of common shares outstanding (note 11(e))
Basic	27,556,109	27,394,151	27,510,254	27,147,246
Diluted	49,240,815	30,020,002	27,510,254	29,773,097
The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Offshore Systems International Ltd.	U.S. GAAP
Consolidated Statements of Stockholders’ Equity and Accumulated Deficit (unaudited)
For the nine months ended August 31, 2005
(Incorporated under the laws of the Province of British Columbia)
(expressed in Canadian dollars)

											Accumulated
	Class A Preference		Class B Preference		Common Shares		Warrants		Additional		Other	Total
	Shares		Shares						Paid In	Accumulated	Comprehensive	Stockholders'
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Capital	Deficit	Income	Equity
		$		$		$		$	$	$	$	$
Balance — November 30, 2004	30,262	30,262	57,711	2,163,621	27,488,074	20,047,731	1,393,301	661,575	928,169	(14,196,847)	—	9,634,511

Accretion of discount on Class B preference shares Series 1				33,439	—	—	—	—	—	(33,439)	—	—
Stock-based compensation	—	—	—	—	—	—	—	—	2,524	—	—	2,524

	30,262	30,262	57,711	2,197,060	27,488,074	20,047,731	1,393,301	661,575	930,693	(14,230,286)	—	9,637,035
Net loss for the period	—	—	—	—			—	—	—	(219,591)	—	(219,591)

Balance — February 28, 2005	30,262	30,262	57,711	2,197,060	27,488,074	20,047,731	1,393,301	661,575	930,693	(14,449,877)	—	9,417,444

Accretion of discount on Class B preference shares Series 1	—	—	—	390,672	—		—	—	—	(390,672)	—	—
Repurchase of Class B preference shares Series 1	—	—	(57,711)	(2,587,732)	—	—	—	—	(668,785)	370,967	—	(2,885,550)
Issue of Class B preference shares Series 2 and warrants, net of issue costs	—	—	390,000	12,536,563	—	—	12,395,064	4,545,269	—	—	—	17,081,832
Beneficial conversion feature on Class B preference shares Series 2	—	—	—	(4,796,649)	—	—	—	—	4,796,649	—	—	—
Accretion of discount on Class B preference shares Series 2	—	—	—	112,503	—	—	—	—	—	(112,503)	—	—
Accretion of beneficial conversion feature on Class B preference shares Series 2	—	—	—	4,796,649	—	—	—	—	—	(4,796,649)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	27,050	27,050
Dividends on Class B preference shares series 1	—	—	—	—	—	—	—	—	—	(62,785)	—	(62,785)
Dividends on Class B preference shares series 2	—	—	—	—	—	—	—	—	—	(190,726)	—	(190,726)
Stock-based compensation	—	—	—	—	—	—	—	—	13,137	—	—	13,137

	30,262	30,262	390,000	12,649,066	27,488,074	20,047,731	13,788,365	5,206,844	5,071,694	(19,632,245)	27,050	23,400,402
Net loss for the period	—	—	—	—			—	—	—	(1,697,767)	—	(1,697,767)

Balance — May 31, 2005	30,262	30,262	390,000	12,649,066	27,488,074	20,047,731	13,788,365	5,206,844	5,071,694	(21,330,012)	27,050	21,702,635

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Offshore Systems International Ltd.	U.S. GAAP
Consolidated Statements of Stockholders’ Equity and Accumulated Deficit (unaudited)
For the nine months ended August 31, 2005
(Incorporated under the laws of the Province of British Columbia)
(expressed in Canadian dollars)

											Accumulated
	Class A Preference		Class B Preference		Common Shares		Warrants		Additional		Other	Total
	Shares		Shares						Paid In	Accumulated	Comprehensive	Stockholders'
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Capital	Deficit	Income	Equity
		$		$		$		$	$	$	$	$
Balance — May 31, 2005	30,262	30,262	390,000	12,649,066	27,488,074	20,047,731	13,788,365	5,206,844	5,071,694	(21,330,012)	27,050	21,702,635

Class B preference shares Series 2 Converted	—	—	(21,360)	(690,173)	1,256,462	1,281,838	—	—	(262,709)	(328,956)	—	—
Exercise of stock options	—	—	—	—	1,000	880	—	—	—	—	—	880
Accretion of discount on Class B preference shares Series 2	—	—	—	207,005	—	—	—	—	—	(207,005)	—	—
Share issue costs Class B preference shares series 2	—	—	—	(47,592)	—	—	—	—	—		—	(47,592)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	(13,103)	(13,103)
Dividends on Class B preference shares series 2	—	—	—	—	—	—	—	—	—	(21,114)	—	(21,114)
Stock-based compensation	—	—	—	—	—	—	—	—	29,395	—	—	29,395

	30,262	30,262	368,640	12,118,306	28,745,536	21,330,449	13,788,365	5,206,844	4,838,380	(21,887,087)	13,947	21,651,101
Net loss for the period	—	—	—	—			—	—	—	(438,996)	—	(438,996)

Balance — August 31, 2005	30,262	30,262	368,640	12,118,306	28,745,536	21,330,449	13,788,365	5,206,844	4,838,380	(22,326,083)	13,947	21,212,105

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Offshore Systems International Ltd.	U.S. GAAP
Consolidated Statements of Cash Flows (unaudited)
Three and Nine Months Ended August 31, 2005 and 2004
(expressed in Canadian dollars)

	Three Months Ended		Nine Months Ended
	August 31		August 31
	2005	2004	2005	2004
	$	$	$	$
Cash flows from (used in) operating activities
Net earnings (loss) for the period	(438,996)	(455,922)	(2,356,354)	475,957
Items not affecting cash
Depreciation and amortization	145,507	95,630	348,361	257,479
Stock based compensation	29,395	2,608	45,056	35,614
Deferred income taxes	87,638	28,333	(7,538)	(87,147)
Other	(8,749)	—	(4,329)	—

	(185,205)	(329,351)	(1,974,804)	681,903

Changes in non-cash working capital items
Accounts receivable	(184,033)	776,924	2,199,346	(3,206,903)
Inventory	(85,541)	(14,902)	(329,868)	(66,546)
Prepaid expenses and deposits	(315,776)	(125)	(498,253)	175,862
Accounts payable and accrued liabilities	(1,186,285)	398,946	(693,275)	652,747
Income taxes payable	(23,210)	—	64,156	—
Unearned revenue	298,097	111,822	290,349	154,293
Rent payable	—	—	—	(133,942)
Accrued long term royalties	—	(46,847)	—	(140,537)

	(1,496,748)	1,225,818	1,032,455	(2,565,026)

	(1,681,953)	896,467	(942,349)	(1,883,123)

Cash flows from (used in) financing activities
Issue of Common shares	880	54,438	880	369,854
Share issue cost — Class B preference shares — Series 1	—	—	—	(20,115)
Issue of Class B preference shares — Series 2 and warrants	—	—	19,500,195	—
Class B preference shares — Series 2 issue costs	(47,593)		(2,465,956)
Repurchase of Class B preference shares — Series 1	—	—	(2,885,550)	—
Class B preference share dividends declared and paid	—	(86,567)	(253,511)	(178,433)

	(46,713)	(32,129)	13,896,058	171,306

Cash flows used in investing activities
Purchase of Mapcon Mapping Consultants Inc, net of cash acquired (note 3)	(39,210)	—	(1,215,451)	—
Payments of operating line of credit	(193,301)	—	—
Increase in restricted cash	—	—	(220,000)	—
Additions to plant and equipment	(50,173)	(39,069)	(155,552)	(283,464)
Additions to intangibles	(51,396)	—	(123,060)	—

	(334,080)	(39,069)	(1,714,063)	(283,464)

Translation adjustment	(13,103)	—	13,947	—

Increase (decrease) in cash	(2,075,849)	825,269	11,253,593	(1,995,281)

Cash — Beginning of period	13,580,479	1,017,005	251,037	3,837,555

Cash — End of period	11,504,630	1,842,274	11,504,630	1,842,274

Offshore Systems International Ltd.	U.S. GAAP
Notes to the Consolidated Financial Statements (unaudited)
Three and Nine Months Ended August 31, 2005 and 2004
(expressed in Canadian dollars)

1	Basis of presentation

These unaudited interim consolidated financial statements have been prepared by management and include the accounts of Offshore Systems International Ltd. and its subsidiaries, collectively referred to as the Company. These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and all amounts herein have been expressed in Canadian dollars unless otherwise noted. These unaudited interim consolidated financial statements do not include all the information and footnote disclosures required for compliance with U.S. GAAP for annual financial statements applied on a consistent basis. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto. These unaudited interim consolidated financial statements conform in all material respects with Canadian generally accepted accounting principles (“Canadian GAAP”), except as disclosed in notes 19 and 20.

The preparation of these unaudited interim consolidated financial statements and the accompanying notes requires management to make estimates and assumptions that affect the amounts reported. In the opinion of management, these unaudited interim consolidated financial statements reflect all adjustments (which include only normal recurring adjustments) necessary to state fairly the results for the periods presented. Actual results could vary from these estimates and the operating results for the interim period presented are not necessarily indicative of the results expected for the full year.

2	Accounting changes
a)	Changes in accounting policies relating to the adoption of U.S. GAAP
Effective December 1, 2004, the Company elected to report its consolidated financial statements in conformity with U.S. GAAP. The Company continues to report all amounts in Canadian dollars. All accounting policies are the same as described in note 2 to the Company’s audited financial statements for the year ended November 30, 2004, which were prepared in accordance with Canadian GAAP filed with the appropriate securities commissions except for the following which have been retroactively adopted to comply with U.S. GAAP:

Stock Based Compensation

The Company grants stock options to employees, officers, directors, and persons providing management or consulting services to the Company pursuant to the stock option plans described in note 11(d). As allowed by Statement of Financial Accounting Standard 123 Accounting for Stock Based Compensation, (“SFAS 123”) as amended by Statement of Financial Accounting Standard 148, the Company followed the Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees, (“APB 25”) and presented pro forma information that is required by SFAS 123. APB 25 requires compensation cost for stock-based employee compensation plans to be recognized over the vesting period based on the difference, if any, between the quoted market price of the Company’s stock as of the grant date and the amount an employee must pay to acquire the stock.

For stock options granted to non-employees, the Company follows the requirements of SFAS 123 and related interpretations. Costs are measured at the estimated fair value of the consideration received or the estimated fair value of the options issued, whichever is more reliably measurable. The value of the options issued for consideration other than employee services is determined on the earlier of a performance commitment or completion of performance by the provider of goods or services.

Beneficial conversion feature and accretion of discount on preference shares issued with attached warrants

For U.S. GAAP purposes, during the fiscal year 2003 and the nine months ended August 31, 2005 the Company recorded beneficial conversion features of $668,785 and $4,796,649 on the issuance of Class B preference shares Series 1 and 2, respectively, as a reduction to the net earnings available to common shareholders calculated on the effective conversion price of the preference shares to common shares based on the proceeds allocated to the preference shares. In both cases, the conversion feature of the preference shares vested immediately and the Company recorded the accretion of the full amount of

Offshore Systems International Ltd.	U.S. GAAP
Notes to the Consolidated Financial Statements (unaudited)
Three and Nine Months Ended August 31, 2005 and 2004
(expressed in Canadian dollars)

the beneficial conversion feature. For both the Series 1 and Series 2 Class B preference shares, the discount on these shares that resulted from the allocation of the gross proceeds to the Class B preference shares and to the attached warrants is accreted over the five-year life of the warrants. This resulted in an accretion of $207,005 and $743,619 to accumulated deficit for the three and nine months ended August 31, 2005 respectively ($33,438 and $100,316 for the three and nine months ended August 31, 2004 respectively).

Under Canadian GAAP, there is not a requirement to record the beneficial conversion feature and accretion of discount when preference shares are issued with attached warrants.

Derivative Financial Instruments

Under Canadian GAAP, there is a requirement for derivatives outside of hedging relationships to be recognized on the balance sheet at fair market value; however for derivatives in hedging relationships, Canadian GAAP does not specify how such derivatives should be recorded. As a result, under Canadian GAAP, in some instances derivatives may not be recorded on the balance sheet. Under U.S. GAAP it is required that all derivatives be recorded as assets or liabilities, measured at fair value. Derivatives that are not hedges are adjusted to fair value through income. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivative are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income.
b)	Recent pronouncements
In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard 123R, Share-Based Payment, (“SFAS 123R”) a revision to SFAS 123. SFAS 123R requires all share-based payments to be recognized in the financial statements based on their values using either a modified-prospective or modified-retrospective transition method. The standard no longer permits pro-forma disclosure or prospective recognition. Accordingly, from the date of adoption, December 1, 2005, of the revised standard, the Company will be required to recognize compensation expense for all share-based payments based on grant-date fair value, including those granted, modified or settled prior to September 1, 2005, that were previously disclosed on a pro-forma basis. The Company is currently evaluating the impact of SFAS 123R on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, “Exchange of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions” (“SFAS No. 153”). The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is to be applied prospectively and is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company is currently evaluating the impact of SFAS No. 153 on its consolidated financial statements.

3	Acquisition

On April 8, 2005, the Company acquired all of the issued and outstanding shares of Mapcon Mapping Consultants Inc. (“Mapcon”) of Salt Lake City, Utah for cash consideration of $1,347,382 (USD$1,113,907). The acquisition was effective April 1, 2005. Mapcon is a privately held land mapping company in the U.S. geomatics (digital and electronic chart data production) market. The results of Mapcon’s operations have been included in the consolidated financial statements commencing April 1, 2005.

The following table summarizes the fair value of the assets acquired and liabilities assumed by the Company at April 1, 2005, the date of acquisition. The acquisition was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair values at April 1, 2005. The excess of the purchase price over the fair market value was recorded as goodwill. The allocation of the purchase price is preliminary and the final allocation may be subject to

Offshore Systems International Ltd.	U.S. GAAP
Notes to the Consolidated Financial Statements (unaudited)
Three and Nine Months Ended August 31, 2005 and 2004
(expressed in Canadian dollars)

refinement in the next 9 months. The purchase price is subject to certain adjustments related to working capital and the achievement of a minimum level of sales bookings against a specific contract.

$
Assets
Current assets	819,568
Equipment	208,791
Deferred tax assets — current	109,393
Intangible assets	350,784
Goodwill	541,520

Total assets acquired	2,030,056

Liabilities
Current liabilities not including deferred tax liabilities	198,166
Deferred tax liabilities — current	271,168
Deferred tax liabilities — long term	75,058

Total liabilities assumed	544,392

Net assets acquired (cash consideration)	1,347,382
Direct acquisition costs incurred by the Company	138,282

Cash of acquired operations	270,214
The following table presents details of the purchased intangible assets:

	Estimated useful life	Amount
		$
Customer contract	16 months	157,248
Customer relationships	4 to 10 years	193,536

Total intangible assets		350,784
The pro forma Offshore Systems International Ltd. consolidated operating results assuming the acquisition of Mapcon had occurred as of December 1, 2004, are as follows:

	3 Months Ended August 31,		9 Months Ended August 31,
	2005	2004	2005	2004
	$	$	$	$

Revenue	3,195,036	3,226,764	7,855,072	10,580,745
Earnings (loss)	(438,996)	(418,518)	(2,206,498)	588,168
Earnings (loss) per share — basic	(0.05)	0.02	(0.30)	0.01
Earnings (loss) per share — diluted	(0.10)	0.00	(0.30)	0.02
4	Restricted cash

Restricted cash consists of cash pledged with a bank as collateral for bid bonds.

Offshore Systems International Ltd.	U.S. GAAP
Notes to the Consolidated Financial Statements (unaudited)
Three and Nine Months Ended August 31, 2005 and 2004
(expressed in Canadian dollars)

5	Accounts receivable

	August 31,	November 30,
	2005	2004
	$	$
Trade	3,882,155	4,679,207
Unbilled revenue	3,121,755	4,116,828
Technology Partnerships Canada contribution (note 12)	363,420	257,266
Other	158,577	111,234
Allowance for doubtful accounts	(35,421)	(24,057)

	7,490,486	9,140,478

The Company has collateralized its accounts receivable as security against its operating line facility.

6	Inventory

	August 31,	November 30,
	2005	2004
	$	$
Materials and components	710,854	638,127
Finished goods	257,140	11,300
Work in process	11,301	—

	979,295	649,427

7	Plant and equipment

	August 31, 2005
		Accumulated
	Cost	Depreciation	Net
	$	$	$
Equipment	4,153,186	3,182,598	970,588
Furniture and fixtures	133,132	100,410	32,722
Leasehold improvements	234,175	200,871	33,304

	4,520,493	3,483,879	1,036,614

Total amortization expense for Plant and equipment for the three and nine months ended was $57,803 and $158,744 respectively (2004 — $55,230, $160,140).

Offshore Systems International Ltd.	U.S. GAAP
Notes to the Consolidated Financial Statements (unaudited)
Three and Nine Months Ended August 31, 2005 and 2004
(expressed in Canadian dollars)

	November 30, 2004
		Accumulated
	Cost	Depreciation	Net
	$	$	$
Equipment	3,910,980	3,038,921	872,059
Furniture and fixtures	131,095	94,705	36,390
Leasehold improvements	222,737	193,084	29,653

	4,264,812	3,326,710	938,102

8	Intangible and other assets

	August 31, 2005
		Accumulated
	Cost	Amortization	Net
	$	$	$
Computer software	1,176,963	668,894	508,069
Customer contract	154,557	48,299	106,258
Customer relationships	190,224	11,910	178,314
Licenses and patents	57,266	40,439	16,827

	1,579,010	769,542	809,468

Total amortization expense for Intangible and other assets for the three and nine months ended was $87,704 and $189,617 respectively. (2004 — $40,400, $97,338)

	November 30, 2004
		Accumulated
	Cost	Amortization	Net
	$	$	$
Computer software	936,591	546,190	390,401
Licenses and patents	57,267	39,057	18,210

	993,858	585,247	408,611

Offshore Systems International Ltd.	U.S. GAAP
Notes to the Consolidated Financial Statements (unaudited)
Three and Nine Months Ended August 31, 2005 and 2004
(expressed in Canadian dollars)

9	Accounts payable and accrued liabilities

	August 31,	November 30,
	2005	2004
	$	$
Trade	792,608	$1,343,129
Accrued employee costs	706,297	572,589
Accrued liabilities	293,515	282,227
Accrued royalties (note 12)	160,577	311,851
Class B preference shares Series 2 dividend accrued	21,114	—
Class B preference shares Series 1 dividends declared and unpaid	—	86,566

	1,974,111	$2,596,362

10	Credit facilities

In February 2005, the Company renewed certain credit facilities with a Canadian chartered bank, which consist of an operating line, a foreign exchange forward contract facility and standby letters of credit. The operating line bears interest at the chartered bank’s prime lending rate plus 0.5% with interest payable monthly. The prime lending rate at August 31, 2005 was 4.50% (2004 — 4.25%). The standby letters of credit are denominated in U.S. dollars and bear interest at the rate of 1.25% per annum. Funds drawn on the operating line and the standby letters of credit are repayable on demand. As of August 31, 2005, letters of credit, relating principally to customer contracts, amounting to Australian $283,886 (2004 — Australian $283,886) have been issued. The Company utilizes letters of credit to back certain performance obligations with its customers.

The maximum amount(s) available to the Company under the operating line is $2,000,000 and under the foreign exchange forward contract facility are U.S. $2,000,000 and Australian $2,500,000. The credit facilities are collateralized by an assignment of accounts receivable, a general security agreement from the Company and its subsidiaries Offshore Systems Ltd., OSI Geomatics Ltd. and OSI Geomatics Inc. In addition, the Company is required to meet certain covenants as outlined in the credit facilities agreement. As at August 31, 2005, the Company had drawn on its foreign exchange contract facility in the amount of U.S. $nil (2004 — U.S. $448,381) and Australian $2,200,700 (2004 — $2,750,000).

11	Capital Stock
(a)	Authorized
100,000,000 Class A preference shares with no par value, issuable in series, of which:
10,000,000 shares are designated Series A voting non-cumulative, retractable, convertible at a ratio of 1:1, 1% preference shares
100,000,000 Class B preference shares with a par value of $50 each, issuable in series, of which:
10,000,000 share are designated Series 1 voting, cumulative, convertible shares at a ratio of 1:45.5, 6% preference shares, and
10,000,000 are designated Series 2 voting, cumulative, convertible shares at a ratio of 1:58.82, 7% preference shares
Unlimited Class C preference shares without par value, issuable in series Unlimited common shares without par value
(b)	Class A preference shares
The Company has 30,262 (November 30, 2004 — 30,262) Class A preference shares outstanding that have a carrying value of $30,262 for financial statement purposes. These Class A preference shares are being held in escrow but are no longer subject

Offshore Systems International Ltd.	U.S. GAAP
Notes to the Consolidated Financial Statements (unaudited)
Three and Nine Months Ended August 31, 2005 and 2004
(expressed in Canadian dollars)

to any escrow restrictions and may be converted at any time into common shares of the Company, by notice in writing from the holders.
(c)	Class B preference shares
(i)	Series 1
The Company completed a private placement on February 13, 2003 consisting of 61,244 units for total gross proceeds of $3,004,200. Each unit consists of one Class B Series 1 preference share and 22.75 common share purchase warrants exercisable at $1.10. The preference shares are voting convertible shares at a ratio of 1:45.5 and have a cumulative dividend of 6% per annum. The Company has the right to redeem the preference shares after five years. The share purchase warrants are convertible to common shares at a ratio of 1:1 and expire five years after issue. The private placement incurred share issue costs of $297,320.

The gross proceeds of $3,004,200 were allocated between the preference shares and warrants based on their relative fair value at the date of issuance. The $2,342,625 fair value of the preference shares has been estimated based on the fair value of the underlying common shares. The $661,575 fair value of the warrants has been estimated using the Black-Scholes option pricing model. Assumptions used in the pricing model included: (i) risk free interest rate of 2.7%, (ii) expected volatility of 66%, (iii) an estimated life of 5 years and (iv) an expected dividend rate of 0%. During the fiscal year 2003, the Company has recorded a beneficial conversion feature of $668,785 in dividends calculated on the effective conversion price of the preference shares to common shares based on the proceeds allocated to the preference shares. The conversion feature of the preference shares vested immediately and the Company recorded the accretion of the full amount of the beneficial conversion feature. The preference share discount that resulted from the allocation of the gross proceeds is accreted over the five-year life of the warrants. This resulted in an accretion of $Nil and $424,111 to accumulated deficit for the three and nine months ended August 31, 2005 respectively ($33,438 and $100,316 for the three and nine months ended August 31, 2004 respectively). During fiscal 2004 3,533 Class B Series 1 preference shares were converted into common shares.

On April 11, 2005, 57,711 Class B Series 1 preference shares were repurchased by the Company at their par value of $50 per share for aggregate cash consideration of $2,885,550. The unamortized discount in the amount of $390,672 as of the repurchase date was amortized and accreted to the Class B series 1 preference shares and the beneficial conversion feature of $668,785 was deducted from additional paid in capital. The repurchase resulted in a decrease of $370,967 to deficit.
(ii)	Series 2
On April 11, 2005, the Company completed a private placement consisting of 19,500 units for total gross proceeds of $19,500,195. The issue price was $1,000.01 per unit. Each unit consist of 20 voting Class B preference shares Series 2 (“Preference Shares”) and 588 share purchase warrants (“Warrants”). The Preference Shares entitle the holders to receive a fixed preferential cumulative 7% dividend payable semi-annually. Each Preference Share is convertible at the option of the holder at any time into 58.82 of the Company’s common shares, calculated by dividing the issue price of $50.00 for each Preference Share by the conversion price of $0.85. Each Warrant entitles the holder to purchase one of the Company’s common shares at the exercise price of $0.85 for a period of five years. Fees for advisory, investment banking and legal and other professional services in connection with this private placement were paid in the amount of $2,418,363 and 929,064 warrants were issued to an investment bank and related party (note 13) in connection with the private placement. The fair value of the finder’s fee warrants was estimated to be $0.47 per warrant, using the Black-Scholes option pricing model, and has been recognized as a share issue cost.

The gross proceeds of $19,500,195 were allocated between the Preference Shares and Warrants based on their relative fair value at the date of issuance. The $20,188,235 fair value of the preference shares has been estimated based on the fair value of the underlying common shares. The $5,389,020 fair value of the warrants has been estimated using the Black-Scholes option pricing model. Assumptions used in the pricing model included: (i) risk free interest rate of 2.88%, (ii) expected

Offshore Systems International Ltd.	U.S. GAAP
Notes to the Consolidated Financial Statements (unaudited)
Three and Nine Months Ended August 31, 2005 and 2004
(expressed in Canadian dollars)

volatility of 59%, (iii) an estimated life of 5 years and (iv) an expected dividend rate of 0%. The Company has recorded a beneficial conversion feature of $4,796,649 as a reduction to the net earnings available to common shareholders calculated on the effective conversion price of the preference shares to common shares based on the proceeds allocated to the Preference Shares. The conversion feature of the Preference Shares vested immediately and the Company recorded the accretion of the full amount of the beneficial conversion feature. The Preference Share discount that resulted from the allocation of the gross proceeds is accreted over the five-year life of the Warrants. This resulted in an accretion of $207,005 and $319,508 to accumulated deficit for the three and nine months ended August 31, 2005 respectively.

Each Class B Series 2 Preference Share entitles the holder to one vote either in person or by proxy at any general meeting of the shareholders of the Company. The Company has the right to require the shareholders of the Preference Shares to convert each such share into 58.82 Common Shares if (i) at any time after 13 months following the issuance of the Preference Shares, the closing trade price of the Company’s common shares exceeds $2.13 for at least 20 consecutive trading days, or (ii) at any time, the Company completes a firm public underwritten offering of its common shares for more than $40,000,000 at a price per common share greater than $1.70. The Preference Shares are redeemable at the option of the Company at any time after the third anniversary of the issuance date for an amount equal to the original issuance price plus a premium of 20% of the original issue price. The Preference Shares are not subject to any right of redemption at the option of the holder.

During the three months ended August 31, 2005 21,360 Class B Preference Shares — Series 2 were converted into 1,256,462 common shares with an aggregate fair market value of $1,281,838. The Class B Preference Shares — Series 2 were reduced by, $690,173, the carrying value of the shares converted, and the beneficial conversion feature attributed to the converted shares resulted in a deduction of $262,709 from additional paid in capital. The conversion resulted in an increase of $328,956 to deficit.

(d)	Stock option plans
The Company has established three stock option plans under which options to purchase common shares may be granted to directors, officers and employees of the Company and to any other person or Company permitted by the applicable regulatory authorities to purchase unissued common shares. The number of common shares authorized for grant under the Company’s stock option plans is 10,930,732, of which 4,374,494 are available for granting. The exercise price of options granted pursuant to the plans may not be less than the market price of the common shares at the time of grant. The plans provide that options may be granted with vesting periods and expiry dates at the discretion of the board of directors. Options granted to directors and executives vest over periods ranging from immediately to five years and options granted to employees vest one year after the date granted.

A summary of the Company’s stock options outstanding and exercisable at August 31, 2005 is as follows:

	Options outstanding			Options exercisable
Range of exercise prices $	Number outstanding at August 31, 2005	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number exercisable at August 31, 2005	Weighted average exercise price $
0.75 - 1.00	1,698,000	3.93	0.93	1,448,000	0.93
1.01 - 1.20	1,616,344	0.75	1.06	1,470,344	1.13

0.75 - 1.20	3,314,344	2.38	0.99	2,918,344	1.03

Offshore Systems International Ltd.	U.S. GAAP
Notes to the Consolidated Financial Statements (unaudited)
Three and Nine Months Ended August 31, 2005 and 2004
(expressed in Canadian dollars)

Stock-based compensation

For the three and nine months ended August 31, 2005, the Company incurred non-cash stock-based compensation expense of $29,395 and $45,056 respectively, related to stock options granted to third parties ($2,608 and $35,614 for the three and nine month periods ended August 31, 2004 respectively). The expense was included in general and administrative costs and was recorded in additional paid-in capital.

The fair value of stock options was estimated using the Black-Scholes option pricing model using the following weighted average assumptions by grant year:

	3 Months Ended August 31,		9 Months Ended August 31,
	2005	2004	2005	2004

Risk-free interest rate	2.95%	—	2.87%	2.20%
Volatility	44%	—	43%	83%
Estimated average option lives	1.38 years	—	1.38 years	1.10 years
Dividend yield	0.00%	—	0.00%	0.00%
Pro forma disclosure

The Company applies the intrinsic value method for employee stock options granted as prescribed in APB 25. Had compensation cost been determined using the fair value approach set forth in SFAS 123, the Company’s earnings (loss) for the three and nine months ended August 31, 2005 and 2004 and earnings (loss) per share would have been in accordance with the pro forma amounts indicated below:

	For the three months ended		For the nine months ended
	August 31,	August 31,	August 31,	August 31,
	2005	2004	2005	2004
	$	$	$	$
Earnings (loss) as reported	(438,996)	(455,922)	(2,356,354)	475,957
Add: Stock-based compensation cost	29,395	2,608	45,056	35,614
Less: Pro forma stock-based compensation cost	(528,951)	(30,555)	(769,402)	(144,979)

Pro forma income (loss)	(938,552)	(483,869)	(3,080,700)	366,592

Pro forma basic earnings (loss) per share	(0.07)	(0.02)	(0.33)	0.00
Pro forma diluted earnings (loss) per share	(0.10)	(0.03)	(0.33)	(0.01)

Weighted average number of common shares outstanding for the period — basic	27,556,109	27,394,151	27,510,254	27,147,246

Weighted average number of common shares outstanding for the period — diluted	49,240,815	30,020,002	27,510,254	29,773,097

The fair value of stock options was estimated using the Black-Scholes option pricing model using the following weighted average assumptions by grant year:

	3 Months Ended August 31,		9 Months Ended August 31,
	2005	2004	2005	2004

Risk-free interest rate	3.23%	—	3.06%	2.21%
Volatility	55%	—	54%	58%
Estimated average option lives	4.23 years	—	4.15 years	3.00 years
Dividend yield	0.00%	—	0.00%	0.00%

Offshore Systems International Ltd.	U.S. GAAP
Notes to the Consolidated Financial Statements (unaudited)
Three and Nine Months Ended August 31, 2005 and 2004
(expressed in Canadian dollars)

(e)	Earnings per share

		Three Months Ended August 31		Nine Months Ended August 31
		2005	2004	2005	2004
		$	$	$	$
Basic earnings (loss) per share

Net earnings (loss)		(438,996)	(455,922)	(2,356,354)	475,957

Less:	Accretion of discount on Class B preference shares Series 1	—	(33,439)	(424,111)	(100,318)
	Accretion of beneficial conversion feature on Class B preference shares Series 2	—	—	(4,796,649)	—
	Accretion of discount on Class B preference shares Series 2	(207,005)	—	(319,508)	—
	Class B preference share dividends Series 1	—	(43,283)	(62,785)	(129,849)
	Class B preference share dividends Series 2	(341,250)	—	(531,976)	—
	Excess of conversion consideration over carrying value of Class B preference shares series 2 and beneficial conversion feature.	(328,956)	—	(328,956)	—

Add:	Excess of carrying value of Class B preference shares series 1 and beneficial conversion feature over repurchase consideration paid.	—	—	370,967	—

Net earnings (loss) available to common shareholders		(1,316,207)	(532,644)	(8,449,372)	245,790

Weighted average number of common shares outstanding		27,556,109	27,394,151	27,510,254	27,147,246

Basic earnings (loss) per share		(0.05)	(0.02)	(0.31)	0.01

Offshore Systems International Ltd.	U.S. GAAP
Notes to the Consolidated Financial Statements (unaudited)
Three and Nine Months Ended August 31, 2005 and 2004
(expressed in Canadian dollars)

		Three Months Ended August 31		Nine Months Ended August 31
		2005	2004	2005	2004
		$	$	$	$
	Diluted earnings (loss) per share

	Net earnings	(438,996)	(455,922)	(2,356,354)	475,957

Less:	Accretion of discount on Class B preference shares Series 1	—	(498,199)	(424,111)	(565,078)
	Accretion of beneficial conversion feature on Class B preference shares Series 2	—	—	(4,796,649)	—
	Accretion of discount on Class B preference shares Series 2	(3,996,111)	—	(319,508)	—
	Class B preference share dividends Series 1	—	—	(62,785)	—
	Class B preference share dividends Series 2	—	—	(531,976)	—
	Excess of conversion consideration over carrying value of Class B preference shares series 2 and beneficial conversion feature.	(328,956)	—	(328,956)	—

Add:	Excess of carrying value of Class B preference shares series 1 and beneficial conversion feature over repurchase consideration paid.	—	—	370,967	—

	Net earnings (loss) available to common shareholders	(4,764,063)	(954,121)	(8,449,372)	(89,121)

	Weighted average number of common shares outstanding	27,556,109	27,394,151	27,510,254	27,147,246
	Dilutive effect of Class A preference shares — Series A (*1)	—	—	—	—
	Dilutive effect of Class B preference shares — Series 1	—	2,625,851	—	2,625,851
	Dilutive effect of Class B preference shares — Series 2 (*2)	21,684,706	—	—	—
	Dilutive effect of warrants (*3)	—	—	—	—
	Dilutive effect of stock options (*1)	—	—	—	—

	Adjusted weighted average number of common shares outstanding	49,240,815	30,020,002	27,510,254	29,773,097

	Diluted earnings (loss) per share	(0.10)	(0.03)	(0.31)	0.00

(*1) The Class A preference shares — Series A and stock options were anti-dilutive for the purposes of calculating diluted earnings per share for the three and nine months ended August 31, 2005 and for the three and nine months ended August 31, 2004.

(*2) The Class B preference shares — Series 2 were anti-dilutive for the purposes of calculating diluted earnings per share for the nine months ended August 31, 2005.

(*3) The outstanding warrants were anti-dilutive for the purposes of calculating diluted earnings per share for the three and nine months ended August 31, 2005 and for the three and nine months ended August 31, 2004.
12	Technology Partnerships Canada

On April 26, 2004, the Company entered into an agreement with Technology Partnerships Canada (“TPC”) whereby TPC granted financial assistance to the Company for the purpose of funding research and development activities to be completed on or before March 31, 2007. The maximum eligible contribution by TPC is $3,768,391. As at August 31, 2005, the Company has claimed $2,570,979 of assistance under the agreement. Accounts receivable at August 31, 2005 includes $363,420 of amounts receivable from TPC in connection with these claims (November 30, 2004 — $257,266).

Offshore Systems International Ltd.	U.S. GAAP
Notes to the Consolidated Financial Statements (unaudited)
Three and Nine Months Ended August 31, 2005 and 2004
(expressed in Canadian dollars)

In addition, under the April 26, 2004 agreement, the Company is required to pay a royalty of 1.4% on annual gross Navigation Systems and Applications revenue for the period January 1, 2006 to December 31, 2008 and a royalty of 2.5% on annual gross Navigation Systems and Applications revenue for the period January 1, 2009 to December 31, 2013. Royalty payments will continue until the cumulative royalties paid or payable to December 31, 2013 are at least $6,079,176 or until December 31, 2017. No amounts for royalty payments in connection with this agreement have been recorded in the financial statements.

On November 15, 1999, the Company entered into an agreement with TPC whereby TPC granted financial assistance to the Company for the purpose of funding research and development activities to be completed on or before March 31, 2003. Under the agreement with TPC, the Company was eligible to receive contributions to a maximum of $4,000,177 over the period from December 23, 1998 to March 31, 2003. As of March 31, 2003, the Company had received the maximum allowed under the agreement. There are no amounts recorded in accounts receivable with respect to these claims.

In addition, under the November 15, 1999 agreement, the Company is required to pay a royalty of 3% on annual gross Navigation Systems and Applications business unit revenue for the period December 1, 1999 to November 30, 2008. The Company has paid royalties of $1,242,022 to date (November 30, 2004 — $929,303) and has accrued royalties of $160,577 at August 31, 2005 (November 30, 2004 — $311,851). Royalty payments will continue until the cumulative royalties paid or payable to November 30, 2008 are at least $7,810,230 or until November 30, 2014.

Although the Company believes that its submissions for TPC funding meet the terms and conditions of the TPC agreements, the final determination may be subject to audit by government authorities in the ordinary course of business. During fiscal year 2004, the Company was subject to an audit by government authorities. On September 22, 2005, the Company received written communication from TPC indicating that, in their opinion, the Company is in default of the November 15, 1999 TPC agreement and provided the Company 30 days notice to correct the condition in default or to demonstrate to TPC that steps have been taken to correct the condition in default. The Company is reviewing TPC’s communication and determining the steps that may be necessary to correct the possible default, if any. The Company has no reason to believe that there will be a material impact on the Company’s financial results. If there is a financial impact, the Company will record the impact in the period it becomes known. If the Company causes an event of default, as defined in the agreement, TPC can suspend or terminate any obligation to provide contributions, including any amounts owing prior to the date of suspension or termination and TPC can demand repayment of all or part of the contributions disbursed to the Company with interest. The Company has received $4,000,177 in contributions and paid $1,242,022 in royalties under the November 15, 1999 TPC agreement.

If the Company causes an event of default, as defined in the agreement, TPC can suspend or terminate any obligation to contribute to the costs of the project or require the Company to repay all or part of the contributions made, together with interest, from the date of demand.

13	Related party transactions

On April 11, 2005, Mr. E. Brinton Coxe, a director of the Company, assisted the Company in structuring and arranging the private placement financing (note 11(c)(ii)). In consideration for his services, the Company paid him compensation of $815,908 and 350,000 common share purchase warrants. The cash compensation of $815,908 paid to Mr. Coxe included an adjustment in the amount of $15,908 to reflect exchange rate changes between the U.S. dollar and Canadian Dollar. Mr. Coxe has also participated in the financing by purchasing 100 units personally.

On April 8, 2005, Gerald J. Shields was elected to the Company’s Board of Directors and became a related party as he provides legal services to the Company through a law firm in which he has an interest.

14	Contingencies

In July 2002, two of the Company’s subsidiaries, Offshore Systems Ltd. and OSI Geomatics Ltd., and four employees became subject to a lawsuit for an undisclosed amount by Triathlon Ltd., a subsidiary of MacDonald, Dettwiler and

Offshore Systems International Ltd.	U.S. GAAP
Notes to the Consolidated Financial Statements (unaudited)
Three and Nine Months Ended August 31, 2005 and 2004
(expressed in Canadian dollars)

Associates Ltd., related to use of confidential information and breach of fiduciary duty. No amount has been accrued at August 31, 2005 in respect of these claims because the potential liability for the claims and the amount of damages, if any, cannot be reasonably estimated. Management believe that the claims are without merit.

15	Income taxes

The Company is subject to income taxes in Canada and the United States and the use of estimates is required in determining the Company’s provision for income taxes. Although the Company believes its tax estimates are reasonable, the ultimate tax determination involves significant judgement that could become subject to audit by tax authorities in the ordinary course of business. The effective rate used to record income tax expense for the three and nine months ended August 31, 2005 differed from the Canadian federal and provincial combined statutory tax rate primarily due to the change in valuation allowance to reflect those future tax benefits that were more likely than not to be realized, future income tax payments that will result from the payment of Class B preference share dividends and, also, items not deductible for income tax purposes. The change in effective tax rate from 2004 to 2005 was due primarily to the effect of the change in valuation allowance.

At August 31, 2005, the Company adjusted its valuation allowance against deferred tax assets to reflect the amount of the future tax benefit that was more likely than not to be realized. A valuation allowance continues to be provided against those deferred tax assets for which there is uncertainty of future realization.

	For the three months ended				For the nine months ended
	August 31,		August 31,		August 31,		August 31,
	2005		2004		2005		2004
	$		$		$		$
Deferred income tax expense (recovery)	87,639		115,160		(7,537)		(381,106)
Current income tax expense (recovery)	(16,509)		(86,156)		66,247		294,630

Income tax expense (recovery)	71,130		29,004		58,710		(86,476)

Effective tax rate	(19%	)	(7%	)	(3%	)	(22% )

16	Segmented information

The Company’s reportable segments are as outlined below. Accounting policies used by these segments are the same as those described in the significant accounting policies as disclosed in note 2 of the Company’s audited consolidated annual financial statements for the year ended November 30, 2004 prepared in accordance with U.S. GAAP. The Company defines reportable segments as components of the Company about which separate financial information is available and which is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

	Three Months Ended August 31, 2005
	Navigation
	Systems	Applications	Geomatics	Total
	$	$	$	$
Revenue	2,064,609	100,710	1,029,717	3,195,036
Gross profit	1,355,036	98,491	309,739	1,763,266
Technology Partnerships Canada — net (contribution) royalty	(294,534)	—	—	(294,534)
Interest expense	3,488	—	462	3,950
Income tax expense (recovery)	197,340	—	(126,210)	71,130
Net earnings (loss)	22,701	(137,168)	(324,529)	(438,996)
Plant and equipment expenditures	78,485	—	24,636	103,121
Intangible expenditures	—	—	15,751	15,751
Depreciation and amortization	55,219	1,074	89,214	145,507

Offshore Systems International Ltd.	U.S. GAAP
Notes to the Consolidated Financial Statements (unaudited)
Three and Nine Months Ended August 31, 2005 and 2004
(expressed in Canadian dollars)

	Nine Months Ended August 31, 2005
	Navigation
	Systems	Applications	Geomatics	Total
	$	$	$	$
Revenue	4,961,764	131,622	2,243,192	7,336,578
Gross profit	2,658,949	125,948	580,829	3,365,726
Technology Partnerships Canada — net (contribution) royalty	(938,121)	—	—	(938,121)
Interest expense	23,315	—	2,038	25,353
Income tax expense (recovery)	102,164	—	(43,454)	58,710
Net earnings (loss)	(787,316)	(521,716)	(1,047,322)	(2,356,354)
Plant and equipment expenditures	170,878	—	37,622	208,500
Intangible expenditures	15,867	1,213	70,335	87,415
Depreciation and amortization	160,114	3,223	164,687	328,024

	Three Months Ended August 31, 2004
	Navigation
	Systems	Applications	Geomatics	Total
	$	$	$	$
Revenue	2,429,313	—	522,258	2,951,571
Gross profit	1,399,298	—	70,256	1,469,554
Technology Partnerships Canada — net (contribution) royalty	(295,154)	(53,717)	—	(348,871)
Interest expense	862	—	—	862
Income tax recovery	29,004	—	—	29,004
Net earnings (loss)	(45,080)	(286,034)	(124,808)	(455,922)
Plant and equipment expenditures	25,755	2,591	2,241	30,587
Intangible expenditures	6,222	2,260	—	8,482
Depreciation and amortization	58,497	1,056	36,077	95,630

	Nine Months Ended August 31, 2004
	Navigation
	Systems	Applications	Geomatics	Total
	$	$	$	$
Revenue	7,400,467	68,304	2,286,395	9,755,166
Gross profit	4,970,602	48,667	794,061	5,813,330
Technology Partnerships Canada — net (contribution) royalty	(1,028,882)	(114,897)	—	(1,143,779)
Interest expense	1,090	—	143	1,233
Income tax recovery	(86,476)	—	—	(86,476)
Net earnings (loss)	1,372,195	(811,380)	(84,858)	475,957
Plant and equipment expenditures	78,446	15,265	2,241	95,952
Intangible expenditures	24,549	3,995	158,968	187,512
Depreciation and amortization	169,112	1,670	86,697	257,479

Total assets employed	Navigation
	Systems	Applications	Geomatics	Total
	$	$	$	$
As at August 31, 2005	20,677,820	15,347	3,388,440	24,081,607

As at November 30, 2004	10,562,064	17,357	1,731,317	12,310,738

Offshore Systems International Ltd.	U.S. GAAP
Notes to the Consolidated Financial Statements (unaudited)
Three and Nine Months Ended August 31, 2005 and 2004
(expressed in Canadian dollars)

Geographically, revenues reported are based on the location of the Company’s customers.

	For the three months ended		For the nine months ended
	August 31,	August 31,	August 31,	August 31,
	2005	2004	2005	2004
	$	$	$	$
Europe	904,431	311,311	2,825,110	2,792,285
Australia/New Zealand	416,883	1,491,368	1,205,819	3,459,241
United States	983,892	684,938	1,816,177	2,413,049
Canada	889,830	463,954	1,489,472	1,090,591

Total	3,195,036	2,951,571	7,336,578	9,755,166

Geographically, plant and equipment and intangible and other assets are reported based on location. At August 31, 2005 and November 30, 2004, all of the Company’s plant and equipment and intangible and other assets were located in Canada and the U.S. as follows:

	Canada		United States
	August 31,	November 30,	August 31,	November 30,
	2005	2004	2005	2004
	$	$	$	$
Plant and equipment	981,319	938,102	55,295	—
Intangible and other assets	310,175	408,611	1,047,466	—

Total	1,291,494	1,346,713	1,102,761	—

17	Financial instruments

Fluctuations in foreign currency exchange rates

The Company enters into transactions denominated in U.S. dollars, Australian dollars and Euros and as such its revenue, expenses, monetary assets and liabilities will be affected by fluctuations in the various currencies relative to its functional currency, the Canadian dollar.

The Company uses foreign exchange forward contracts to hedge transactions denominated in U.S. dollars, Australian dollars and Euros. The purpose of the Company’s hedging activities is to reduce the level of exposure to exchange rate movements. At August 31, 2005, the Company had foreign exchange forward contracts maturing in the following periods to sell Australian $2,200,700 (August 31, 2004 — $2,750,000). As at August 31, 2005, the Company had drawn on its foreign exchange contract facility in the amount of U.S. $nil (2004 — U.S. $448,381) and Australian $2,200,700 (2004 — $2,750,000). The exchange rates set in the forward exchange contracts ranged between 0.8953 to 0.8977 for Australian $1.00. The contracts mature between September and October 2005.

18	Guarantees

The Company warrants that its software and hardware products will operate substantially in conformity with product documentation and that the physical media will be free from defect. The specific terms and conditions of the warranties are generally one year but may vary depending on the country in which the products are sold. The company accrues for known warranty issues based on historical activity. To date, the Company has had no material warranty claims.

The Company utilizes letters of credit to back certain performance obligations with its customers. The standby letters of credit are repayable on demand after certain conditions have been met. As of August 31, 2005, one letter of credit, relating principally to a customer contract, had been issued for Australian $283,886 (November 30, 2004 — Australian $283,886).

Offshore Systems International Ltd.	U.S. GAAP
Notes to the Consolidated Financial Statements (unaudited)
Three and Nine Months Ended August 31, 2005 and 2004
(expressed in Canadian dollars)

19	Reconciliation of generally accepted accounting principles

The Company prepares its unaudited interim consolidated financial statements in accordance with U.S. generally accepted accounting principles which, as applied in these unaudited interim consolidated financial statements, conform in all material respects to Canadian GAAP, except for the differences below as follows:

(a) Under Canadian GAAP, for stock option awards granted by the Company after December 1, 2003, the Company is required to recognize compensation when stock options are granted to employees and directors under stock option plans with no cash settlement feature based on the fair value method. As permitted by the standard, the Company had applied this change prospectively for new awards granted on or after December 1, 2003. Under U.S. GAAP, the Company accounts for stock based compensation to employees and directors in accordance with the intrinsic value method of the Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”.

(b) Under Canadian GAAP, there is not a requirement to record the beneficial conversion feature and accretion of discount when preference shares are issued with attached warrants. For U.S. GAAP purposes, during the fiscal year 2003 and the three and six months ended May 31, 2005 the Company recorded beneficial conversion features of $668,785 and $4,796,649 on the issuance of Class B preference shares Series 1 and 2, respectively as a reduction to the net earnings available to common shareholders calculated on the effective conversion price of the preference shares to common shares based on the proceeds allocated to the preference shares. In both cases, the conversion feature of the preference shares vested immediately and the Company recorded the accretion of the full amount of the beneficial conversion feature. For both the Series 1 and Series 2 Class B preference shares, the discount on these shares that resulted from the allocation of the gross proceeds to the Class B preference shares and to the attached warrants is accreted over the five-year life of the warrants. This resulted in an accretion of $503,175 and $536,614 to deficit for the three and nine months ended August 31, 2005, respectively ($33,438 and $100,316 for the three and nine months ended August 31, 2004, respectively).

(c) Under Canadian GAAP, there is a requirement for derivatives outside of hedging relationships to be recognized on the balance sheet at fair market value, however for derivatives in hedging relationships, Canadian GAAP does not specify how such derivatives should be recorded. As a result, under Canadian GAAP in some instances derivatives may not be recorded on the balance sheet. Under U.S. GAAP it is required that all derivatives be recorded as assets or liabilities, measured at fair value. Derivatives that are not hedges are adjusted to fair value through income. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivative are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income. With respect to the ineffective portion of derivative’s changes in fair value, the Company has recorded foreign exchange loss amounts of $603 and $8,351 for the three and nine months ended August 31, 2005, respectively, under U.S. GAAP which has not been recorded under Canadian GAAP.

(d) Under Canadian GAAP, the Company was not required to record stock based compensation for options granted to third parties prior to December 1, 2001. Under U.S. GAAP, the Company is required to record stock based compensation for options granted to third parties based on the fair value method as required by SFAS 123 retroactive for all prior periods. As a result, these stock based compensation transactions result in differences when compared to the same balances as previously reported under Canadian GAAP.

(e) For Canadian GAAP financial statement purposes, the Company’s 30,262 (November 30, 2004 — 30,262) Class A preference shares have been presented at a nominal value. For U.S. GAAP financial statement purposes, these shares have been presented at a value of $30,362.

(f) For Canadian GAAP financial statement purposes, the Company has recorded a cumulative translation adjustment of $11,975 which is a separate component of shareholders’ equity. For U.S. GAAP purposes changes in the cumulative translation adjustment are included as a component of accumulated other comprehensive income.

Offshore Systems International Ltd.	U.S. GAAP
Notes to the Consolidated Financial Statements (unaudited)
Three and Nine Months Ended August 31, 2005 and 2004
(expressed in Canadian dollars)

(g) If Canadian GAAP were followed:
i)	the effect on the Consolidated Statements of Earnings would be:

	For the three months ended		For the nine months ended
	August 31,	August 31,	August 31,	August 31,
	2005	2004	2005	2004
	$	$	$	$
Earnings (loss) for the period, U.S. GAAP	(438,996)	(455,922)	(2,356,354)	475,957
Adjustment for stock based compensation (a),(d)	(499,556)	(27,947)	(724,346)	(109,365)
Adjustment for loss on derivative (c)	603	—	8,351	—

Earnings (loss) for the period, Canadian GAAP	(937,949)	(483,869)	(3,072,349)	366,592
Basic earnings (loss) per common share, Canadian GAAP	(0.05)	(0.02)	(0.13)	0.01
Diluted earnings (loss) per common share, Canadian GAAP	(0.05)	(0.02)	(0.13)	0.01
Weighted average number of common shares — basic, Canadian GAAP	27,556,109	27,394,151	27,510,254	27,147,246
Weighted average number of common shares — diluted, Canadian GAAP	27,556,109	27,506,172	27,510,254	27,660,623
ii)	Balance Sheet items which would differ under Canadian GAAP are as follows:

	August 31,	November 30,
	2005	2004
	$	$
Common shares (d)	20,308,843	19,026,125
Class A preference shares — Series A (e)	—	—
Class B preference shares — Series 1 (b)	—	1,926,157
Class B preference shares — Series 2 (b)	11,804,775	—
Warrants (b)	5,207,039	661,575
Additional paid in capital (a), (d)	386,056	214,492
Accumulated Deficit (a), (b), (c), (d)	(16,500,204)	(12,193,838)
Cumulative translation adjustment (f)	13,947	—
(h) Pro forma information — Stock based compensation

The following pro forma financial information as required by The Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3870, Stock-Based Compensation and Other Stock-based Payments, presents the earnings had the Company recognized stock-based compensation using a fair value method for all stock awards granted, modified or settled prior to December 1, 2003:

Offshore Systems International Ltd.	U.S. GAAP
Notes to the Consolidated Financial Statements (unaudited)
Three and Nine Months Ended August 31, 2005 and 2004
(expressed in Canadian dollars)

	For the three months ended		For the nine months ended
	August 31,	August 31,	August 31,	August 31,
	2005	2004	2005	2004
	$	$	$	$
Earnings (loss) for the period, Canadian GAAP	(937,949)	(483,869)	(3,072,349)	366,592
Add: Stock-based compensation cost	528,951	30,555	769,402	144,979
Less: Pro forma stock-based compensation cost	(547,851)	(36,855)	(788,302)	(163,879)
Pro forma income (loss)	(956,849)	(490,169)	(3,091,249)	347,692

Pro forma basic earnings (loss) per share	(0.05)	(0.02)	(0.13)	0.01
Pro forma diluted earnings (loss) per share	(0.05)	(0.02)	(0.13)	0.01

Weighted average number of common shares — basic	27,556,109	27,394,151	27,510,254	27,147,246
Weighted average number of common shares — diluted	27,556,109	27,506,172	27,510,254	27,660,623
The fair value of the stock options was estimated using the Black-Scholes option pricing model using the following weighted average assumptions by grant year:

	3 Months Ended August 31,		9 Months Ended August 31,
	2005	2004	2005	2004

Risk-free interest rate	3.23%	—	3.06%	2.24%
Volatility	55%	—	54%	58%
Estimated average option lives	4.23 years	—	4.15 years	3.00 years
Dividend yield	0.00%	—	0.00%	0.00%
20	Other Information

The following presents the conversion of the Company’s comparative financial information from Canadian GAAP to U.S. GAAP and presents a comparison for amounts which differ between Canadian GAAP and U.S. GAAP:
(a)	Balance sheet at November 30, 2004:

	As previously reported under Canadian GAAP	As currently reported under U.S. GAAP
	$	$
Shareholders’ Equity
Capital stock
Issued and outstanding
30,262 Class A preference shares — Series A	—	30,262
57,711 Class B preference shares — Series 1	1,926,157	2,163,621
27,488,074 common shares	19,026,125	20,047,731

	20,952,282	22,241,614

Additional Paid in Capital	214,492	928,169
Accumulated Deficit	(12,193,838)	(14,196,847)

Offshore Systems International Ltd.	U.S. GAAP
Notes to the Consolidated Financial Statements (unaudited)
Three and Nine Months Ended August 31, 2005 and 2004
(expressed in Canadian dollars)

(b)	Statement of Earnings and Accumulated Deficit for the three months and nine months ended August 31, 2004

	As previously reported under Canadian GAAP		As currently reported under U.S. GAAP
	For the three months ended August 31, 2004 $	For the nine months ended August 31, 2004, $	For the three months ended August 31, 2004 $	For the nine months ended August 31, 2004 $
Accumulated Deficit — Beginning of period	(11,371,552)	(12,043,580)	(13,359,540)	(14,046,108)

Class B preference share dividend paid	—	178,433	—	178,433
Class B preference share dividend accreted	—	—	33,438	100,316

Accumulated Deficit — End of period	(11,855,421)	(11,855,421)	(13,848,900)	(13,848,900)
21	Pending Transaction

On July 11, 2005, the Company announced that it has signed a non-binding letter of intent to acquire a United States defence contracting company. The target company, with multiple offices in the United States, is a supplier of technology and services to the U.S. Department of Defence and key defence prime contractors. The Company is currently engaged in due diligence work in connection with the proposed acquisition.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	By:	" John A. Jacobson"
Title: President & CEO
Date: October 14, 2005